UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form F-3 (File No. 333-213187) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Definition Linkbase

101.LAB	XBRL Taxonomy Extension Label Linkbase

101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 13, 2017

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2016 relating to Mizuho Financial Group, Inc.

Operating Environment

As to the recent economic environment, the gradual recovery in the global economy has continued both in industrialized countries and in emerging countries. This recovery is expected to continue particularly in the United States, but it remains necessary to monitor the United States’ policy direction under its new presidency, political concerns in Europe and the economic outlook for China. In the United States, the economy continued to recover due to such factors as generally improved employment conditions, steady consumer spending and increase in exports. It is expected that the gradual recovery in the economy will continue, supported by policies under the new presidency. However, increasing uncertainty about the effect of renewed monetary and trade policies by the new administration requires continued monitoring. In Europe, the economy continued to recover gradually, but the pace of the recovery has slowed due to the growing uncertainty related to the United Kingdom’s referendum to leave the European Union. As for the future outlook, the recovery is expected to be weakening because of the prolonged cautious stance of companies in light of the various political issues in Europe. The political situation in Europe, including negotiations regarding the United Kingdom’s withdrawal from the European Union, referendums and elections in some countries, and the effect of debt problems in southern Europe require further monitoring. In Asia, the pace of growth in the economy of China continued its gradual slowdown. While the resolution of excess capital assets in the manufacturing sector has been promoted, government policies have worked to mitigate such downward pressure on the Chinese economy. Although measures regarding the excess capital assets will continue to be a burden, the pace of the economic slowdown in China is likely to remain gradual due mainly to the continued improvement in exports and the successive support through government policies. The economies in emerging countries are becoming stabilized because of China’s enduring economy and the recovery of crude oil prices. In the coming year, it is expected that the growth of their economies will remain gradual because of such factors as the strong U.S. dollar caused by the rise in interest rates, the depreciation of currencies in emerging countries and the increasing pressure of capital outflows. In Japan, the economy overcame the “leveling off” phase and has gradually been recovering due to such factors as the improvement in exports, the support of government policies and the bottoming out of consumer spending. As for the future outlook of the Japanese economy, it is expected to continue on its gradual recovery path, with the implementation of public investment by the government as a part of its economic measures and the expected increase in exports as a result of the depreciation of the yen, while increasing global economic uncertainty and foreign exchange trends require continued monitoring.

•	Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 1.1% in the third quarter of calendar 2016. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased consecutively from the second quarter of calendar 2015 through the third quarter of calendar 2016.

•	The Japanese government has been stating in its monthly economic reports that “the Japanese economy is on a moderate recovery,” while noting that “weakness can be seen recently” from March 2016 through November 2016, which was revised to “delayed improvement in part can be seen” in December 2016. The report in December 2016 also partially revised other recent observations, noting that “private consumption shows movements of picking up,” “corporate profits improvement appears to be pausing, although they remain at a high level,” “firms’ judgment on current business conditions is improving slowly,” “the employment situation is improving,” “industrial production is picking up” and “exports show movements of picking up.” The report also notes that “business investment improvement appears to be pausing” and “consumer prices (excluding fresh food, petroleum products and other specific components) are flat.”

•

In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening the two previous policy frameworks, “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” The new policy framework consists of two major components: (1) “yield curve control” in which the Bank of Japan will control short-term and long-term interest rates, (2) an “inflation-overshooting commitment” in which the Bank of Japan commits itself to expanding the monetary base until the year-on-year rate of increase in the observed consumer price index exceeds the price stability target of 2 percent and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balance in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds so that the yield of 10-year Japanese government bonds will remain around 0% to control long-term interest rates. In addition, the Bank of Japan decided to introduce the following new tools of market operations so as to control the yield curve smoothly: (i) outright purchases of Japanese government bonds with yields designated by the Bank of Japan; and (ii) fixed-rate funds-supplying operations for a period of up to ten years (extending the longest maturity of the operation of one year).

•	The yield on newly issued 10-year Japanese government bonds was minus 0.029% as of March 31, 2016 and decreased to minus 0.089% as of September 30, 2016. Thereafter, the yield further increased to 0.046% as of December 30, 2016.

•	The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, decreased by 1.8% to ¥16,449.84 as of September 30, 2016 compared to March 31, 2016. Thereafter, the Nikkei Stock Average increased to ¥19,114.37 as of December 30, 2016.

•	According to Teikoku Databank, a Japanese research institution, there were 4,059 corporate bankruptcies in Japan in the six months ended September 30, 2016, involving approximately ¥0.7 trillion in total liabilities, 4,191 corporate bankruptcies in the six months ended March 31, 2016, involving approximately ¥1.1 trillion in total liabilities, and 4,217 corporate bankruptcies in the six months ended September 30, 2015, involving approximately ¥0.8 trillion in total liabilities.

•	The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥112.43 to $1.00 as of March 31, 2016 and strengthened to ¥100.90 to $1.00 as of September 30, 2016. Thereafter, the yen weakened to ¥117.11 to $1.00 as of December 30, 2016.

Developments Relating to Our Capital

All yen figures and percentages in this subsection are truncated.

We have been implementing disciplined capital management by pursuing the optimal balance between strengthening of stable capital base and steady returns to shareholders as described below.

In the six months ended September 30, 2016, we strengthened our capital base mainly as a result of earning ¥358.1 billion of profit attributable to owners of parent (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible Tier1/Tier2 capital instruments subject to phase-out arrangements under Basel III upon their respective initial optional redemption dates or their respective maturity dates. With respect to Tier 1 capital, in June 2016, we redeemed $600.0 million and ¥400.0 billion of non-dilutive Tier 1 preferred securities issued by our overseas special purpose companies in March 2006 and January 2007, respectively. In addition, on July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016, and delivered 265,433,368 shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock. With respect to Tier 2 capital, in November 2016, we redeemed ¥60.0 billion of dated subordinated bonds issued by our subsidiary bank.

With respect to new issuances, in June 2016, we issued ¥155.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to retail investors in Japan. In July 2016, we issued ¥460.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan.

Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2016 was 10.98%.

Interim cash dividends for the fiscal year ending March 31, 2017 were ¥3.75 per share of common stock, which was the same amount as the interim cash dividends per share of the previous fiscal year.

Developments Relating to Our Business

Retail & Business Banking Company (RBC)

RBC engages in business with individual customers, small and medium-sized enterprises and middle market firms in Japan. Recent initiatives include:

•	Supporting customers to make the shift from “Savings to Investment” by providing highly specialized consulting to the banking, trust and securities customer base and strengthening the view that customers of one in-house company are customers of the entire Mizuho group;

•	Establishing a business model under which we grow together with our customers by identifying the latent issues faced by business owners and aiming to solve issues related to both their personal and corporate banking needs by providing support for their business succession planning and growth strategy;

•	Proactively incorporating new technologies in order to optimize services, including providing new services; and

•	Implementing the “Area One MIZUHO” promotion project, under which banking, trust and securities branches in the same area jointly provide financial services consulting in the region.

Corporate & Institutional Company (CIC)

CIC engages in business with large corporations, financial institutions and public corporations in Japan. Recent initiatives include:

•	Enabling business synergies of large corporations, financial institutions and public corporations by collaborating and cooperating with other in-house companies and units;

•	Enabling strategic and flexible staffing in focus areas through rebalancing the organization and human resources;

•	Proactive asset rebalancing by replacing assets through leveraging the disposal of cross-shareholdings; and

•	Progressive development of the One MIZUHO Strategy and strengthening of non-interest income by accelerating the collaboration between banking, trust and securities functions and the ability to provide services on a global basis.

Global Corporate Company (GCC)

GCC engages in business with overseas affiliates of Japanese corporate customers and non-Japanese corporate customers, etc. Recent initiatives include:

•	Expanding the Super 30/50 Strategy to the Global 300 Strategy; and

•	Strengthening non-interest income business through the collaboration between banking and securities functions.

Global Markets Company (GMC)

GMC invests in interest rate, equity and credit products, etc., and is providing market related products to wide range of customers from individuals to institutional investors through sales and trading activities. Recent initiatives include:

•	Enhancing portfolio management by early warning control and portfolio diversification; and

•	Improving sales and trading business model by customer segment, based on increased collaboration among banking, trust and securities functions.

Asset Management Company (AMC)

AMC develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors. Recent initiatives include:

•	Enhancing product capabilities;

•	Focusing on investment trust business; and

•	Improving the profitability of pension business, including individual-type defined contribution pension plans.

Integration among Asset Management Companies

On October 1, 2016, DIAM Co., Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Asset Management Co., Ltd. and Shinko Asset Management Co., Ltd. (collectively, the “Integrating Companies”) integrated their asset management functions pursuant to an integration agreement signed on July 13, 2016 and formed a new company named Asset Management One Co., Ltd.. Based on the strong commitment of us and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”) to strengthen and develop the respective asset management businesses, Asset Management One aims to achieve significant development as a global asset management company, providing its customers with high-quality solutions by combining the asset management-related knowledge and experience accumulated and developed by each of the Integrating Companies over many years and taking full advantage of the collaboration between the Mizuho group and the Dai-ichi Life group.

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries, including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy. As of September 30, 2016, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $7.3 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of
	March 31, 2016	September 30, 2016	Increase (decrease)
	(in billions of U.S. dollars)
Greece	$—	$—	$—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	—	—	—
Ireland	3.3	1.6	(1.7)
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	3.3	1.6	(1.7)
Italy	3.1	2.0	(1.1)
Sovereign	0.7	0.2	(0.5)
Financial Institutions	0.1	—	(0.1)
Others	2.3	1.8	(0.5)
Portugal	0.3	0.3	—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	0.3	—
Spain	3.1	3.4	0.3
Sovereign	—	—	—
Financial Institutions	0.1	0.2	0.1
Others	3.0	3.2	0.2
Total	$9.8	$7.3	$(2.5)
Sovereign	0.7	0.2	(0.5)
Financial Institutions	0.2	0.2	—
Others	8.9	6.9	(2.0)

Notes:

(1)	Figures in the above table are on a managerial accounting basis. The difference between the exposure based on U.S. GAAP and that based on managerial accounting is attributable mainly to the netting of derivatives exposure as described in footnote 2 below and does not have a material impact on total exposure amounts set forth in the above table.
(2)	Figures in the above table represent gross exposure except for derivatives exposure which takes into consideration legally enforceable master netting agreements.

Exposure to Russia and Brazil

As for our exposure to obligors in Russia and Brazil, our principal banking subsidiaries (including their overseas subsidiaries) had a total of approximately $2.6 billion and $7.4 billion in exposure as of March 31, 2016, respectively, which decreased to $2.1 billion and $6.3 billion as of September 30, 2016, respectively. The exposure amounts are on a managerial accounting basis, and footnotes 1 and 2 to the table immediately above are similarly applicable to these amounts.

Enhancing Business Operation and Creating New Business by Utilizing FinTech

In March 2016, Mizuho Bank, Ltd., Fujitsu Limited, and Fujitsu Laboratories Ltd. announced that they have jointly conducted an operational trial using blockchain technology. The goal was to enable low-cost, low-risk cross-border securities transactions by building a system utilizing blockchain technology that can almost instantly share matched trade information in the post-trade process as data that cannot be tampered with, but without building a large-scale settlement system from scratch. This would thereby shorten the time from trade execution to final settlement from the previous three days to the same day. In September 2016, Mizuho Bank and SoftBank Corp. have agreed to set up a 50/50 joint company to provide FinTech-based personal lending services. Afterwards, in November 2016, Mizuho Bank and SoftBank announced that they have established the joint company named “J. Score CO., LTD.” The establishment of the company represents our enhanced efforts in the field of FinTech, through which we aim to develop a new approach to lending and offer customers ever more attractive financial services.

Strengthening Our Research & Consulting Functions

In April 2016, in order to provide customers with solutions and support our aim of becoming a “financial services consulting group,” we consolidated our research and consulting functions into “One Think-tank,” and we established the new Research & Consulting Unit. The Unit is made up of Mizuho Bank’s Industry Research Department, Mizuho Trust & Banking’s Consulting Department, Mizuho Securities Co., Ltd.’s Research and Consulting Unit, Mizuho Information & Research Institute Inc., Mizuho Research Institute Ltd. and Mizuho-DL Financial Technology Co., Ltd. In addition to research and analysis on a wide range of topics ranging from macroeconomics to industry trends, the research function offers policies based on such research and analysis.

Disposing of Our Cross-shareholdings

Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by implementing in-house company ROE. According to our assessment results for the fiscal year ended March 31, 2016, we determined the necessary aggregate reduction amount to be approximately 40% of our total Japanese stock portfolio (included within other securities which have readily determinable fair value, and based on acquisition cost) as of March 31, 2015. Our total Japanese stock portfolio as of March 31, 2015 was approximately ¥1,962.9 billion, and we reduced such amount by ¥163.9 billion as of September 30, 2016.

Establishing Our U.S. Bank Holding Company

In July 2016, with consideration of the Federal Reserve Board’s proposed rule to come into effect on July 1, 2016 regarding the operations of foreign banking organizations with U.S. operations, we established a U.S. Bank Holding Company, Mizuho Americas LLC, which is wholly owned by Mizuho Bank, and brought its primary U.S.-based banking, securities and institutional custody services (trust banking) entities together under the holding company.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,		Increase (decrease)
	2015	2016
	(in billions of yen)
Interest and dividend income	¥734	¥722	¥(12)
Interest expense	228	268	40

Net interest income	506	454	(52)
Provision (credit) for loan losses	3	1	(2)

Net interest income after provision (credit) for loan losses	503	453	(50)
Noninterest income	854	847	(7)
Noninterest expenses	814	842	28

Income before income tax expense	543	458	(85)
Income tax expense	168	75	(93)

Net income	375	383	8
Less: Net income attributable to noncontrolling interests	9	3	(6)

Net income attributable to MHFG shareholders	¥366	¥380	¥14

Executive Summary

Net interest income decreased by ¥52 billion, or 10.3%, from the six months ended September 30, 2015 to ¥454 billion in the six months ended September 30, 2016 due to an increase in interest expense of ¥40 billion and a decrease in interest and dividend income of ¥12 billion. The increase in interest expense was due mainly to increases in interest expense on short-term borrowings and deposits, offset in part by a decrease in interest expense on long-term debt. The increase in interest expense on short-term borrowings was due mainly to a rise in the average interest rate of foreign short-term borrowings, reflecting a rise in short-term interest rate levels of the U.S. dollar, offset in part by a decrease in the average balance. The increase in interest expense on deposits was due mainly to a rise in the average rate of foreign deposits, offset in part by a decrease in the average balance. The decrease in interest expense on long-term debt was due mainly to a decrease in the average interest rate of long-term debt, offset in part by an increase in the average balance. The decrease in interest and dividend income was due mainly to decreases in interest income from loans and investments, offset in part by an increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. The decrease in interest income from loans was due mainly to a decrease in the average balance of foreign loans. The decrease in interest income from investments was due mainly to a decrease in the average balance of domestic investment assets, primarily as a result of sales and redemptions of Japanese government bonds. The increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a rise in foreign average yields, reflecting a rise in short-term interest rate levels of the U.S dollar. Provision for loan losses decreased by ¥2 billion, or 66.7%, from the six months ended September 30, 2015 to ¥1 billion in the six months ended September 30, 2016 against the backdrop of a continued gradual recovery in the domestic and global economy.

Noninterest income decreased by ¥7 billion, or 0.8%, from the six months ended September 30, 2015 to ¥847 billion in the six months ended September 30, 2016. The decrease was due mainly to decreases in other noninterest income of ¥42 billion, investment gains—net of ¥20 billion, and fee and commission of ¥2 billion, offset in part by an increase in trading account gains—net of ¥57 billion. The decrease in investment gains—net was due mainly to a decrease in investment gains related to equity securities, offset in part by an increase in investment gains related to bonds. The increase in trading account gains—net was due mainly to changes in the fair value of foreign currency denominated securities for which the fair value option was elected, reflecting a decline in long-term interest rates, offset in part by a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risk, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP.

Noninterest expenses increased by ¥28 billion, or 3.4%, from the six months ended September 30, 2015 to ¥842 billion in the six months ended September 30, 2016, due mainly to increases in other noninterest expenses of ¥17 billion, salaries and employee benefits of ¥11 billion, and general and administrative expenses of ¥6 billion, offset in part by a decrease in occupancy expenses of ¥7 billion. The increase in salaries and employee benefits was due mainly to increases in domestic personnel expenses and employee retirement benefit expenses, offset in part by the appreciation of the yen against other major currencies during the six months ended September 30, 2016. The increase in general and administrative expenses was due mainly to an increase in strategic expenses, offset in part by the appreciation of the yen against other major currencies during the six months ended September 30, 2016.

As a result of the foregoing, income before income tax expense decreased by ¥85 billion, or 15.7%, from the six months ended September 30, 2015 to ¥458 billion in the six months ended September 30, 2016. Income tax expense decreased by ¥93 billion, or 55.4%, from the six months ended September 30, 2015 to ¥75 billion in the six months ended September 30, 2016. The decrease in income tax expense was due to deferred tax benefit of ¥28 billion in the six months ended September 30, 2016, compared to deferred tax expense of ¥30 billion in the corresponding period in the previous fiscal year, and a decrease in current tax expense of ¥35 billion. Net income increased by ¥8 billion, or 2.1%, from the six months ended September 30, 2015 to ¥383 billion in the six months ended September 30, 2016. Net income attributable to noncontrolling interests decreased by ¥6 billion, or 66.7% from the six months ended September 30, 2015 to ¥3 billion in the six months ended September 30, 2016.

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥14 billion, or 3.8%, from the corresponding period in the previous fiscal year to ¥380 billion in the six months ended September 30, 2016.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,						Increase (decrease)
	2015			2016
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥32,175	¥31	0.19%	¥41,949	¥35	0.17%	¥9,774	¥4	(0.02)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	14,491	26	0.35	15,399	41	0.53	908	15	0.18
Trading account assets	17,075	72	0.84	15,297	72	0.94	(1,778)	—	0.10
Investments	29,476	94	0.64	24,341	79	0.65	(5,135)	(15)	0.01
Loans	77,529	511	1.31	75,522	495	1.31	(2,007)	(16)	0.00

Total interest-earning assets	170,746	734	0.86	172,508	722	0.83	1,762	(12)	(0.03)

Deposits	102,378	96	0.19	99,840	116	0.23	(2,538)	20	0.04
Short-term borrowings(1)	33,957	33	0.19	31,461	57	0.36	(2,496)	24	0.17
Trading account liabilities	3,462	11	0.64	2,706	10	0.76	(756)	(1)	0.12
Long-term debt	15,420	88	1.14	16,083	85	1.06	663	(3)	(0.08)

Total interest-bearing liabilities	155,217	228	0.29	150,090	268	0.36	(5,127)	40	0.07

Net	¥15,529	¥506	0.57	¥22,418	¥454	0.47	¥6,889	¥(52)	(0.10)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income decreased by ¥12 billion, or 1.6%, from the six months ended September 30, 2015 to ¥722 billion in the six months ended September 30, 2016 due mainly to decreases in interest income from loans and investments, offset in part by an increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions. The decrease in interest income from loans was due mainly to a decrease in the average balance of foreign loans. The decrease in interest income from investments was due mainly to a decrease in the average balance of domestic investment assets, primarily as a result of sales and redemptions of Japanese government bonds. The increase in interest income from call loans and funds sold, and receivables under resale agreements and securities borrowing transactions was due mainly to a rise in foreign average yields, reflecting a rise in short-term interest rate levels of the U.S dollar. The changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥14 billion, and the changes in average balances of interest-earning assets contributed to an overall decrease in interest and dividend income of ¥26 billion, resulting in the ¥12 billion decrease in interest and dividend income.

Interest expense increased by ¥40 billion, or 17.5%, from the six months ended September 30, 2015 to ¥268 billion in the six months ended September 30, 2016 due mainly to increases in interest expense on short-term borrowings and deposits, offset in part by a decrease in interest expense on long-term debt. The increase in interest expense on short-term borrowings was due mainly to a rise in the average interest rate of foreign short-term borrowings, reflecting a rise in short-term interest rate levels of the U.S. dollar, offset in part by a decrease in the average balance. The increase in interest expense on deposits was due mainly to a rise in the average rate of foreign deposits, offset in part by a decrease in the average balance. The decrease in interest expense on long-term debt was due mainly to a decrease in the average interest rate of long-term debt, offset in part by an increase in the average balance. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥59 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall decrease in interest expense of ¥19 billion, resulting in the ¥40 billion increase in interest expense.

As a result of the foregoing, net interest income decreased by ¥52 billion, or 10.3%, from the six months ended September 30, 2015 to ¥454 billion in the six months ended September 30, 2016. Average interest rate spread declined by 0.10 percentage point from the six months ended September 30, 2015 to 0.47% in the six months ended September 30, 2016. The decline of the average interest rate spread was due mainly to rises in average interest rates on short-term borrowings and trading account liabilities, which more than offset the effect of a decline in average interest rates on long-term debt, as well as the slight decline in the average yield on interest-earning assets.

Provision (Credit) for Loan Losses

Provision for loan losses decreased by ¥2 billion, or 66.7%, from the six months ended September 30, 2015 to ¥1 billion in the six months ended September 30, 2016 against the backdrop of a continued gradual recovery in the domestic and global economy.

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,		Increase (decrease)
	2015	2016
	(in billions of yen)
Fee and commission	¥365	¥363	¥(2)
Fee and commission from deposits and lending business	71	85	14
Fee and commission from securities-related business	90	75	(15)
Fee and commission from remittance business	55	54	(1)
Trust fees	25	23	(2)
Fees for other customer services	124	126	2
Foreign exchange gains (losses)—net	48	57	9
Trading account gains (losses)—net	149	206	57
Investment gains (losses)—net	149	129	(20)
Investment gains (losses) related to bonds	25	59	34
Investment gains (losses) related to equity securities	115	73	(42)
Others	9	(3)	(12)
Equity in earnings (losses) of equity method investees—net	20	17	(3)
Gains on disposal of premises and equipment	9	3	(6)
Other noninterest income	114	72	(42)

Total noninterest income	¥854	¥847	¥(7)

Noninterest income decreased by ¥7 billion, or 0.8%, from the six months ended September 30, 2015 to ¥847 billion in the six months ended September 30, 2016. The decrease was due mainly to decreases in other noninterest income of ¥42 billion, investment gains—net of ¥20 billion, and fee and commission of ¥2 billion, offset in part by an increase in trading account gains—net of ¥57 billion.

Investment Gains (Losses)—Net

Investment gains—net decreased by ¥20 billion, or 13.4%, from the six months ended September 30, 2015 to ¥129 billion in the six months ended September 30, 2016. The decrease was due mainly to a decrease in investment gains related to equity securities of ¥42 billion, or 36.5%, from the six months ended September 30, 2015 to ¥73 billion in the six months ended September 30, 2016, offset in part by an increase in investment gains related to bonds of ¥34 billion from the six months ended September 30, 2015 to ¥59 billion in the six months ended September 30, 2016. The decrease in investment gains related to equity securities was due mainly to a decrease in gains on sales of equity securities for the six months ended September 30, 2016, which mostly reflected the relative weakness in market conditions during the six months ended September 30, 2016 compared to the corresponding period in the previous fiscal year. The increase in investment gains related to bonds was due mainly to an increase in gains on sales of bonds for the six months ended September 30, 2016, which reflected an increase in the sales of Japanese government bonds due to a decline in long-term interest rates during the six months ended September 30, 2016 compared to those in the corresponding period in the previous fiscal year.

Fee and Commission

Fee and commission decreased by ¥2 billion, or 0.5%, from the six months ended September 30, 2015 to ¥363 billion in the six months ended September 30, 2016. The decrease was due mainly to a decrease in fee and commission from securities-related business of ¥15 billion, or 16.7%, offset in part by an increase in fee and commission from deposits and lending business of ¥14 billion, or 19.7%. The decrease in fee and commission from securities-related business was due mainly to the weakness in market conditions during the six months ended September 30, 2016, compared to the corresponding period in the previous fiscal year. The increase in fee and commission from deposits and lending business was due mainly to an increase in fee from lending business during the six months ended September 30, 2016.

Trading Account Gains (Losses)—Net

Trading account gains—net increased by ¥57 billion, or 38.3%, from the six months ended September 30, 2015 to ¥206 billion in the six months ended September 30, 2016. The increase was due mainly to changes in the fair value of foreign currency denominated securities for which the fair value option was elected, reflecting a decline in long-term interest rates, offset in part by a decrease in gains related to changes in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risks, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,		Increase (decrease)
	2015	2016
	(in billions of yen)
Salaries and employee benefits	¥316	¥327	¥11
General and administrative expenses	269	275	6
Occupancy expenses	101	94	(7)
Fee and commission expenses	77	77	—
Provision (credit) for losses on off-balance-sheet instruments	(9)	(8)	1
Other noninterest expenses	60	77	17

Total noninterest expenses	¥814	¥842	¥28

Noninterest expenses increased by ¥28 billion, or 3.4%, from the six months ended September 30, 2015 to ¥842 billion in the six months ended September 30, 2016. The increase was due mainly to increases in other noninterest expenses of ¥17 billion, salaries and employee benefits of ¥11 billion, and general and administrative expenses of ¥6 billion, offset in part by a decrease in occupancy expenses of ¥7 billion.

Salaries and Employee Benefits

Salaries and employee benefits increased by ¥11 billion, or 3.5%, from the six months ended September 30, 2015 to ¥327 billion in the six months ended September 30, 2016. The increase was due mainly to increases in domestic personnel expenses and employee retirement benefit expenses, offset in part by the appreciation of the yen against other major currencies during the six months ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses increased by ¥6 billion, or 2.2%, from the six months ended September 30, 2015 to ¥275 billion in the six months ended September 30, 2016. The increase was due mainly to an increase in strategic expenses, offset in part by the appreciation of the yen against other major currencies during the six months ended September 30, 2016.

Income Tax Expense

Income tax expense decreased by ¥93 billion, or 55.4%, from the six months ended September 30, 2015 to ¥75 billion in the six months ended September 30, 2016. The decrease was due to deferred tax benefit of ¥28 billion in the six months ended September 30, 2016, compared to deferred tax expense of ¥30 billion in the corresponding period in the previous fiscal year, and a decrease in current tax expense of ¥35 billion. The change in deferred tax expense (benefit) was due mainly to the reversal of an outside basis difference related to the foreign subsidiaries. The decrease in current tax expense was due mainly to a decrease in the taxable income of our principal banking subsidiary and a decline in domestic tax rate.

	Six months ended September 30,		Increase (decrease)
	2015	2016
	(in billions of yen)
Income before income tax expense	¥543	¥458	¥(85)
Income tax expense	168	75	(93)
Current tax expense	138	103	(35)
Deferred tax expense (benefit)	30	(28)	(58)

Net income	375	383	8
Less: Net income attributable to noncontrolling interests	9	3	(6)

Net income attributable to MHFG shareholders	¥366	¥380	¥14

We consider the sales of available-for-sale securities to be a qualifying tax-planning strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets at both March 31, 2016 and September 30, 2016, which was at the same level as the six months ended September 30, 2015.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests decreased by ¥6 billion, or 66.7%, from the six months ended September 30, 2015 to ¥3 billion in the six months ended September 30, 2016.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders increased by ¥14 billion, or 3.8%, from the corresponding period in the previous fiscal year to ¥380 billion in the six months ended September 30, 2016.

Business Segments Analysis

We have introduced an in-house company system based on our diverse customer segments as of April 2016. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company; the Corporate & Institutional Company; the Global Corporate Company; the Global Markets Company; and the Asset Management Company. We regard these customer segments as our operating segments.

In line with the aforementioned system, the reportable segments have been changed from those based on the relevant principal consolidated subsidiaries to the five in-house companies.

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of our operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of each segment’s net business profits with income before income tax expense under U.S. GAAP in note 20 to our consolidated financial statements included elsewhere in this report.

For a brief description of each of our business segments, see “Recent Developments—Developments Relating to Our Business” and note 20 to our consolidated financial statements included elsewhere in this report.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2016 were ¥1,089.7 billion, a decrease of ¥42.1 billion compared to the six months ended September 30, 2015. Consolidated general and administrative expenses for the six months ended September 30, 2016 were ¥680.5 billion, an increase of ¥8.2 billion compared to the six months ended September 30, 2015. Consolidated net business profits for the six months ended September 30, 2016 were ¥403.2 billion, a decrease of ¥43.5 billion compared to the six months ended September 30, 2015.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Six months ended September 30, 2015(1):
Gross profits	¥332.1	¥209.5	¥204.8	¥332.3	¥26.6	¥26.5	¥1,131.8
General and administrative expenses	331.1	91.3	111.6	88.5	15.0	34.8	672.3
Others	—	—	—	—	—	(12.8)	(12.8)

Net business profits (losses)(2)	¥1.0	¥118.2	¥93.2	¥243.8	¥11.6	¥(21.1)	¥446.7

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others(3)	Total
	(in billions of yen)
Six months ended September 30, 2016:
Gross profits	¥310.8	¥223.2	¥192.7	¥334.3	¥24.5	¥4.2	¥1,089.7
General and administrative expenses	338.8	92.9	115.5	94.6	15.0	23.7	680.5
Others	—	—	—	—	—	(6.0)	(6.0)

Net business profits (losses)(2)	¥(28.0)	¥130.3	¥77.2	¥239.7	¥9.5	¥(25.5)	¥403.2

Notes:

(1)	Following the introduction of an in-house company system based on customer segments in April 2016, segment information for the earlier period was restated to reflect the relevant changes.
(2)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

Retail & Business Banking Company

Gross profits for the six months ended September 30, 2016 were ¥310.8 billion, a decrease of ¥21.3 billion, or 6.4%, compared to the six months ended September 30, 2015. The decrease was attributable mainly to a decrease of net interest income as a result of the effects of the negative interest rate policy in Japan and a decrease in income related to investment products.

General and administrative expenses for the six months ended September 30, 2016 increased by ¥7.7 billion, or 2.3%, compared to the six months ended September 30, 2015 to ¥338.8 billion.

As a result, we recorded net business losses of ¥28.0 billion for the six months ended September 30, 2016 compared to net business profits of ¥1.0 billion for the six months ended September 30, 2015.

Corporate & Institutional Company

Gross profits for the six months ended September 30, 2016 were ¥223.2 billion, an increase of ¥13.7 billion, or 6.5%, compared to the six months ended September 30, 2015. The increase was attributable mainly to an increase in non-interest income reflecting an improvement in our solution-related business.

General and administrative expenses for the six months ended September 30, 2016 increased by ¥1.6 billion, or 1.8%, compared to the six months ended September 30, 2015 to ¥92.9 billion.

As a result, net business profits for the six months ended September 30, 2016 increased by ¥12.1 billion, or 10.2%, compared to the six months ended September 30, 2015 to ¥130.3 billion.

Global Corporate Company

Gross profits for the six months ended September 30, 2016 were ¥192.7 billion, a decrease of ¥12.1 billion, or 5.9%, compared to the six months ended September 30, 2015. The decrease was attributable mainly to the appreciation of the yen against the dollar and other major currencies and the slowdown in business related to non-Japanese customers in Asia reflecting regional economic trends.

General and administrative expenses for the six months ended September 30, 2016 increased by ¥3.9 billion, or 3.5%, compared to the six months ended September 30, 2015 to ¥115.5 billion.

As a result, net business profits for the six months ended September 30, 2016 decreased by ¥16.0 billion, or 17.2%, compared to the six months ended September 30, 2015 to ¥77.2 billion.

Global Markets Company

Gross profits for the six months ended September 30, 2016 were ¥334.3 billion, an increase of ¥2.0 billion, or 0.6%, compared to the six months ended September 30, 2015.

General and administrative expenses for the six months ended September 30, 2016 increased by ¥6.1 billion, or 6.9%, compared to the six months ended September 30, 2015 to ¥94.6 billion.

As a result, net business profits for the six months ended September 30, 2016 decreased by ¥4.1 billion, or 1.7%, compared to the six months ended September 30, 2015 to ¥239.7 billion.

Asset Management Company

Gross profits for the six months ended September 30, 2016 were ¥24.5 billion, a decrease of ¥2.1 billion, or 7.9%, compared to the six months ended September 30, 2015. The decrease was attributable mainly to the sluggish growth of assets under management reflecting the weakness in market conditions.

General and administrative expenses for the six months ended September 30, 2016 was ¥15.0 billion, unchanged from the six months ended September 30, 2015.

As a result, net business profits for the six months ended September 30, 2016 decreased by ¥2.1 billion, or 18.1%, compared to the six months ended September 30, 2015 to ¥9.5 billion.

Financial Condition

Assets

Our assets as of March 31, 2016 and September 30, 2016 were as follows:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen)
Cash and due from banks	¥1,323	¥1,409	¥86
Interest-bearing deposits in other banks	35,327	41,845	6,518
Call loans and funds sold	894	950	56
Receivables under resale agreements	7,806	9,259	1,453
Receivables under securities borrowing transactions	3,407	3,196	(211)
Trading account assets	30,021	30,953	932
Investments	30,885	25,153	(5,732)
Loans	77,555	76,382	(1,173)
Allowance for loan losses	(451)	(437)	14

Loans, net of allowance	77,104	75,945	(1,159)
Premises and equipment—net	1,838	1,882	44
Due from customers on acceptances	110	143	33
Accrued income	273	247	(26)
Goodwill	19	19	—
Intangible assets	49	46	(3)
Deferred tax assets	57	93	36
Other assets	4,697	4,875	178

Total assets	¥193,810	¥196,015	¥2,205

Total assets increased by ¥2,205 billion from ¥193,810 billion as of March 31, 2016 to ¥196,015 billion as of September 30, 2016. This increase was due mainly to an increase of ¥6,518 billion in interest-bearing deposits in other banks, primarily those in the Bank of Japan and an increase of ¥1,453 billion in receivables under resale agreements, offset in part by a decrease of ¥5,732 billion in investments and a decrease of ¥1,159 billion in loans, net of allowance.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2016 and September 30, 2016 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2016		September 30, 2016
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,345	10.7%	¥8,086	10.6%	¥(259)	(0.1)%
Construction and real estate	7,734	9.9	7,666	9.9	(68)	0.0
Services	4,656	6.0	4,560	6.0	(96)	0.0
Wholesale and retail	5,409	7.0	5,101	6.7	(308)	(0.3)
Transportation and communications	3,268	4.2	3,529	4.6	261	0.4
Banks and other financial institutions	3,632	4.7	3,579	4.7	(53)	0.0
Government and public institutions	3,395	4.4	5,683	7.4	2,288	3.0
Other industries(1)	4,619	5.9	4,244	5.5	(375)	(0.4)
Individuals	11,514	14.8	11,153	14.6	(361)	(0.2)
Mortgage loans	10,590	13.6	10,241	13.4	(349)	(0.2)
Other	924	1.2	912	1.2	(12)	0.0

Total domestic	52,572	67.6	53,601	70.0	1,029	2.4
Foreign:
Commercial and industrial	17,320	22.3	15,784	20.6	(1,536)	(1.7)
Banks and other financial institutions	6,382	8.2	6,022	7.9	(360)	(0.3)
Government and public institutions	1,175	1.5	922	1.2	(253)	(0.3)
Other(1)	274	0.4	203	0.3	(71)	(0.1)

Total foreign	25,151	32.4	22,931	30.0	(2,220)	(2.4)

Subtotal	77,723	100.0%	76,532	100.0%	(1,191)	—

Less: Unearned income and deferred loan fees—net	(168)		(150)		18

Total loans before allowance for loan losses	¥77,555		¥76,382		¥(1,173)

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses decreased by ¥1,173 billion from the end of the previous fiscal year to ¥76,382 billion as of September 30, 2016. Loans to domestic borrowers increased by ¥1,029 billion from the end of the previous fiscal year to ¥53,601 billion as of September 30, 2016 due primarily to an increase in loans to government and public institutions, offset in part by decreases in loans to almost all industries.

Loans to foreign borrowers decreased by ¥2,220 billion from the end of the previous fiscal year to ¥22,931 billion as of September 30, 2016. The decrease in loans to foreign borrowers was due primarily to a decrease in commercial and industrial in almost all regions. The decrease in loans to foreign borrowers also reflected the appreciation of the yen against other major currencies.

Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans increased from 67.6% to 70.0% while that of loans to foreign borrowers against gross total loans decreased from 32.4% to 30.0%, and loans to foreign borrowers were regionally diversified.

Impaired Loans

Balance of Impaired Loans

The following table shows our impaired loans as of March 31, 2016 and September 30, 2016 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2016		September 30, 2016
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥374	4.5%	¥375	4.6%	¥1	0.1%
Construction and real estate	77	1.0	66	0.9	(11)	(0.1)
Services	66	1.4	66	1.4	—	0.0
Wholesale and retail	147	2.7	153	3.0	6	0.3
Transportation and communications	29	0.9	20	0.6	(9)	(0.3)
Banks and other financial institutions	3	0.1	6	0.2	3	0.1
Other industries	4	0.0	7	0.1	3	0.1
Individuals	123	1.1	115	1.0	(8)	(0.1)

Total domestic	823	1.6	808	1.5	(15)	(0.1)
Foreign	167	0.7	150	0.7	(17)	0.0

Total impaired loans	¥990	1.3	¥958	1.3	¥(32)	0.0

Impaired loans decreased by ¥32 billion, or 3.2%, from the end of the previous fiscal year to ¥958 billion as of September 30, 2016. Impaired loans to domestic borrowers decreased by ¥15 billion. Impaired loans to foreign borrowers decreased by ¥17 billion due primarily to the strengthening of the yen against other major currencies, with the effect of the appreciation of the yen against other major currencies contributing to approximately two-thirds of the ¥17 billion decrease.

Reflecting the aforementioned change, the percentage of impaired loans within gross total loans as of September 30, 2016 was almost the same level compared to that as of March 31, 2016. The percentage of impaired loans net of allowance for loan losses to gross total loans net of allowance for loan losses decreased from 0.70% as of March 31, 2016 to 0.68% as of September 30, 2016 due to a decrease in impaired loans net of allowance for loan losses.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2016 and September 30, 2016:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥289	¥293	¥4
Allowance for loan losses on non-impaired loans (B)	162	144	(18)

Total allowance for loan losses (C)	451	437	(14)
Impaired loans requiring an allowance for loan losses (D)	861	837	(24)
Impaired loans not requiring an allowance for loan losses (E)	129	121	(8)
Non-impaired loans(2) (F)	76,733	75,574	(1,159)

Gross total loans (G)	¥77,723	¥76,532	¥(1,191)

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	33.59%	35.01%	1.42%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.21	0.19	(0.02)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	0.58	0.57	(0.01)

Notes:

(1)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥331 billion as of September 30, 2016 which were collectively evaluated for impairment, in addition to the allowance for those loans that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥14 billion from the end of the previous fiscal year to ¥437 billion as of September 30, 2016. This decrease was due to a decrease of ¥18 billion in allowance for loan losses on non-impaired loans. The allowance for loan losses on impaired loans was almost the same level compared to that as of March 31, 2016. As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.01 percentage point to 0.57% and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 1.42 percentage point to 35.01%.

Impaired loans decreased by 3.2% from the end of the previous fiscal year due mainly to a decrease in impaired loans requiring an allowance for loan losses. Allowance for loan losses on impaired loans increased by 1.3%.

The coverage ratio for impaired loans increased by 0.03% as of September 30, 2016 compared to March 31, 2016.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2015 and 2016:

	Six months ended September 30,		Increase (decrease)
	2015	2016
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥520	¥451	¥(69)
Provision (credit) for loan losses	3	1	(2)
Charge-offs	(67)	(15)	52
Recoveries	10	15	5

Net charge-offs	(57)	—	57
Others(1)	(1)	(15)	(14)

Balance at end of six-month period	¥465	¥437	¥(28)

Note:

(1)	“Others” includes primarily foreign exchange translation.

Provision for loan losses decreased by ¥2 billion from the six months ended September 30, 2015 to ¥1 billion for the six months ended September 30, 2016 against the backdrop of a continued gradual recovery in the domestic and global economy.

Charge-offs decreased by ¥52 billion from the six months ended September 30, 2015 to ¥15 billion for the six months ended September 30, 2016. The decrease was due primarily to a decrease in charge-offs of domestic loans.

Investments

The majority of our investments are available-for-sale and held-to-maturity securities, which as of March 31, 2016 and September 30, 2016 were as follows:

	As of						Increase (decrease)
	March 31, 2016			September 30, 2016
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥21,516	¥21,672	¥156	¥16,542	¥16,665	¥123	¥(4,974)	¥(5,007)	¥(33)
Japanese government bonds	15,672	15,763	91	10,323	10,370	47	(5,349)	(5,393)	(44)
Other than Japanese government bonds	5,844	5,909	65	6,219	6,295	76	375	386	11
Equity securities (marketable)	1,664	3,781	2,117	1,693	3,647	1,954	29	(134)	(163)

Total	¥23,180	¥25,453	¥2,273	¥18,235	¥20,312	¥2,077	¥(4,945)	¥(5,141)	¥(196)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,760	3,817	57	3,460	3,515	55	(300)	(302)	(2)
Agency mortgage-backed securities	1,059	1,056	(3)	800	803	3	(259)	(253)	6

Total	¥4,819	¥4,873	¥54	¥4,260	¥4,318	¥58	¥(559)	¥(555)	¥4

Available-for-sale securities measured at fair value decreased by ¥5,141 billion from the end of the previous fiscal year to ¥20,312 billion as of September 30, 2016. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions as a result of our risk management activities related to our bond portfolio. Held-to-maturity securities measured at amortized cost decreased by ¥559 billion from the end of the previous fiscal year to ¥4,260 billion as of September 30, 2016. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks increased by ¥86 billion from the end of the previous fiscal year to ¥1,409 billion as of September 30, 2016. The increase was due to net cash provided by financial activities of ¥5,293 billion and net cash provided by operating activities of ¥1,859 billion, offset in part by net cash used in investing activities of ¥7,005 billion.

Liabilities

The following table shows our liabilities as of March 31, 2016 and September 30, 2016:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen)
Deposits	¥117,937	¥120,307	¥2,370
Due to trust accounts	4,467	3,425	(1,042)
Call money and funds purchased	2,521	1,792	(729)
Payables under repurchase agreements	16,833	17,739	906
Payables under securities lending transactions	2,845	1,535	(1,310)
Other short-term borrowings	2,080	1,556	(524)
Trading account liabilities	17,111	18,970	1,859
Bank acceptances outstanding	110	143	33
Income taxes payable	97	78	(19)
Deferred tax liabilities	202	151	(51)
Accrued expenses	181	171	(10)
Long-term debt	14,766	15,241	475
Other liabilities	6,477	6,642	165

Total liabilities	¥185,627	¥187,750	¥2,123

Total liabilities increased by ¥2,123 billion from the end of the previous fiscal year to ¥187,750 billion as of September 30, 2016. This increase was due primarily to increases of ¥2,370 billion in deposits and ¥1,859 billion in trading account liabilities, offset in part by a decrease of ¥2,699 billion in short-term borrowings. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2016 and September 30, 2016:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥16,108	¥16,787	¥679
Interest-bearing deposits	79,596	82,101	2,505

Total domestic deposits	95,704	98,888	3,184

Foreign:
Noninterest-bearing deposits	1,601	1,727	126
Interest-bearing deposits	20,632	19,692	(940)

Total foreign deposits	22,233	21,419	(814)

Total deposits	¥117,937	¥120,307	¥2,370

Deposits increased by ¥2,370 billion from the end of the previous fiscal year to ¥120,307 billion as of September 30, 2016. Domestic deposits increased by ¥3,184 billion from the end of the previous fiscal year to ¥98,888 billion as of September 30, 2016. Domestic interest-bearing deposits increased by ¥2,505 billion from the end of the previous fiscal year to ¥82,101 billion as of September 30, 2016 due mainly to an increase in ordinary deposits, offset in part by decreases in time deposits and certificates of deposit. Foreign deposits decreased by ¥814 billion from the end of the previous fiscal year to ¥21,419 billion as of September 30, 2016 due mainly to a decrease in certificates of deposit, offset in part by an increase in time deposits. The decrease in foreign deposits also reflected the appreciation of the yen against other major currencies.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2016 and September 30, 2016:

	As of						Increase (decrease)
	March 31, 2016			September 30, 2016
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥4,467	¥—	¥4,467	¥3,425	¥—	¥3,425	¥(1,042)	¥—	¥(1,042)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	7,182	15,017	22,199	5,618	15,448	21,066	(1,564)	431	(1,133)
Other short-term borrowings	981	1,099	2,080	621	935	1,556	(360)	(164)	(524)

Total short-term borrowings	¥12,630	¥16,116	¥28,746	¥9,664	¥16,383	¥26,047	¥(2,966)	¥267	¥(2,699)

Short-term borrowings decreased by ¥2,699 billion from the end of the previous fiscal year to ¥26,047 billion as of September 30, 2016. Domestic short-term borrowings decreased by ¥2,966 billion due mainly to decreases in payables under securities lending transactions and due to trust accounts. Foreign short-term borrowings increased by ¥267 billion due mainly to an increase in payables under repurchase agreements, offset in part by a decrease in other short-term borrowings.

Trading account liabilities

Trading account liabilities increased by ¥1,859 billion from the end of the previous fiscal year to ¥18,970 billion as of September 30, 2016. The increase was due to a reduction in market value of receive-variable, pay-fixed interest-rate swaps reflecting a decline in long-term interest rates.

Equity

The following table shows a breakdown of equity as of March 31, 2016 and September 30, 2016:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock(1)	¥99	¥—	¥(99)
Common stock	5,703	5,803	100
Retained earnings	747	1,031	284
Accumulated other comprehensive income, net of tax	1,469	1,274	(195)
Treasury stock, at cost	(4)	(5)	(1)

Total MHFG shareholders’ equity	8,014	8,103	89
Noncontrolling interests	169	162	(7)

Total equity	¥8,183	¥8,265	¥82

Note:

(1)	In July 2016, all shares of the eleventh series class XI preferred stock were converted into common stock and cancelled.

Equity increased by ¥82 billion from the end of the previous fiscal year to ¥8,265 billion as of September 30, 2016 due mainly to an increase in retained earnings, offset in part by a decrease in accumulated other comprehensive income, net of tax.

Common stock increased by ¥100 billion from the end of the previous fiscal year to ¥5,803 billion as of September 30, 2016 primarily as a result of the conversion of preferred stock to common stock and the exercise of stock acquisition rights.

Retained earnings increased by ¥284 billion from the end of the previous fiscal year to ¥1,031 billion as of September 30, 2016. This increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2016 of ¥380 billion, offset in part by dividend payments of ¥95 billion.

Accumulated other comprehensive income, net of tax decreased by ¥195 billion from the end of the previous fiscal year to ¥1,274 billion as of September 30, 2016 due primarily to a decrease in net unrealized gains on available-for-sale securities of ¥136 billion.

Treasury stock, at cost as of September 30, 2016 was almost the same level compared to that as of March 31, 2016.

Noncontrolling interests decreased by ¥7 billion from the end of the previous fiscal year to ¥162 billion as of September 30, 2016.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥2,370 billion, or 2.0%, from the end of the previous fiscal year to ¥120,307 billion as of September 30, 2016. Our average balance of deposits for the six months ended September 30, 2016 of ¥119,208 billion exceeded our average balance of loans for the same period by ¥43,686 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2016:

As of December 31, 2016
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing including customer deposits, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2016, the balance of Japanese government bonds included within our investments was ¥10.4 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Related to regulatory liquidity requirements, the liquidity coverage ratio (“LCR”) standard has been introduced in Japan. The minimum LCR under the LCR guidelines is 100% on both a consolidated and non-consolidated basis for banks with international operations or on a consolidated basis for bank holding companies with international operations, while it is subject to phase-in arrangements pursuant to which the LCR rises in equal annual steps of 10 percentage points to reach 100% on January 1, 2019, with a minimum requirement of 70% applicable for the period between January 1 and December 31, 2016. The Basel Committee on Banking Supervision (“BCBS”) issued final requirements for LCR-related disclosures on January 12, 2014, and the LCR disclosure guidelines of the Financial Service Agency, which reflect such requirements, have been applied to banks and bank holding companies with international operations from June 30, 2015. The LCR disclosure guidelines require such banks and bank holding companies to disclose their LCR in common templates starting from information as of June 30, 2015. Set forth below are the averages of the month-end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated LCR data of our principal banking subsidiaries, for the three months ended September 30, 2016. All yen figures in this table are truncated.

Three months ended September 30, 2016
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥57,090
Net cash outflows (weighted)	41,562
LCR	137.4%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥49,682
Net cash outflows (weighted)	34,260
LCR	145.0%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥49,160
Net cash outflows (weighted)	33,441
LCR	147.0%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,195
Net cash outflows (weighted)	1,623
LCR	135.6%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,177
Net cash outflows (weighted)	1,613
LCR	135.2%

For more information on LCR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form 20-F.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by BCBS and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BCBS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by BCBS in July 2009. The revised guidelines, which became effective in December 2011, include the strengthening of rules governing trading book capital and the strengthening of the treatment of certain securitizations under the first pillar.

In December 2010, BCBS issued the Basel III rules text (later revised in June 2011, January 2013 and October 2014), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of BCBS, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect the rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes as described further below.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, we adopt the advanced internal ratings-based approach for credit risk. Under such approach, balance sheet assets and off-balance-sheet exposures, calculated under Japanese GAAP, are assessed with respect to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. We adopt internal models to calculate general market risk and the standardized measurement method to calculate specific risks. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. We adopt the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including certain modifications to the treatment of counterparty credit risk, such as a capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% and Common Equity Tier 1 capital ratio of 4.5%, on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

In November 2011, the Financial Stability Board (“FSB”) published policy measures to address the systemic and moral hazard risks associated with systemically important financial institutions. The policy measures include requirements for global systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The requirements began phasing in from January 2016 and will be fully implemented by January 2019. We were included in the list of G-SIBs updated in November 2016 and were allocated to the category that would require 1.0% of additional loss absorbency.

In November 2015, the Financial Services Agency published the revised capital adequacy guidelines to introduce the Basel III rules text regarding the capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and domestic systemically important banks (“D-SIBs”). These guidelines became effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for G-SIBs and D-SIBs must be met with Common Equity Tier1 capital under the revised guidelines, and if such buffer and requirement are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer is being phased in starting in March 2016 at 0.625% until becoming fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures.

In December 2015, the Financial Services Agency published a capital adequacy guideline regarding the designation of G-SIBs and D-SIBs in Japan. We were designated as both a Global systemically important bank and a Domestic systemically important bank, and the additional loss absorption capacity requirement applicable to us was 1.0% on a fully effective basis. The additional loss absorption capacity requirement was the same as that imposed by the FSB, which is being phased in starting in March 2016 at 0.25% until becoming fully effective in March 2019 at 1.0%.

The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on- and off-balance sheet sources of banks’ leverage. This simple, non-risk-based measure is intended to restrict the build-up of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure is required from January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is currently defined as Tier 1 capital, and the minimum leverage ratio is currently defined as 3%. BCBS will monitor banks’ leverage ratio data in order to assess whether the design and calibration of a minimum Tier 1 leverage ratio of 3% is appropriate. Any final adjustments to the definition and calibration of the leverage ratio will be made by 2017, with a view to migrate to a Pillar 1 (minimum capital requirements) treatment on January 1, 2018, based on appropriate review and calibration.

As part of its ongoing review of the calculation of risk-weighted assets, in December 2014, BCBS published two consultative documents on revisions to the standardized approach for credit risk (later revised in December 2015) and on the design of a capital floor framework based on standardized, non-internal modeled approach. The revised proposals are part of a range of policy and supervisory measures that aim to enhance reliability and comparability of risk-weighted capital ratios across banks. The proposal on the revisions to standardized approach includes, among other things, to decrease mechanistic reliance on external credit rating agencies by introducing grade classification and due diligence requirements to the determination of risk weights. The proposal on the capital floor framework seeks to replace the current transitional capital floor based on the Basel I standard with a capital floor based on the revised standardized approach, which is currently under review as described above. Furthermore, in March 2016, BCBS published a consultative document on the reduction of variation in credit risk-weighted assets. The document presented proposals which would remove the option to use the internal-ratings based approaches for credit risk for certain exposures, adopt exposure level, model-parameter floors for portfolios where the internal-ratings based approaches remain available, and provide greater specification of parameter estimation practices for portfolios where the internal-ratings based approaches remain available. The various proposals are intended to be complementary to one another, with the goal of reducing excessive variability in risk-weighted assets across banks. The schedule of implementation of the various proposals has not been stated explicitly.

Related to regulatory capital requirements, in November 2015, the FSB issued the final total loss-absorbing capacity (“TLAC”) standard for G-SIBs. The TLAC standard has been designed so that failing G-SIBs will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. G-SIBs will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, G-SIBs will be required to meet a Minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from January 1, 2019 and at least 18% as from January 1, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from January 1, 2019 and at least 6.75% from January 1, 2022.

Following the publication of the final TLAC standards for G-SIBs by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan. According to the Financial Services Agency’s approach, which is subject to change based on future international discussions, the preferred resolution strategy for G-SIBs in Japan is Single Point of Entry (“SPE”), resolution, in which resolution powers are applied to the top of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case basis considering the actual condition of the relevant Japanese G-SIB in crisis. To implement this SPE resolution strategy effectively, the Financial Services Agency plans to require bank holding companies of Japanese G-SIBs, which will be the resolution entities, to (i) meet the minimum external TLAC requirements provided under the FSB’s TLAC standard, and (ii) cause their material subsidiaries that are designated as systemically important by the Financial Services Agency, including but not limited to certain material sub-groups as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the Financial Services Agency as having loss-absorbing and recapitalization capacity, or Internal TLAC. In addition, under the approach, Japanese G-SIBs would be allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from 2019 and 3.5% of their consolidated risk-weighted assets from 2022 as their external TLAC.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relating to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios and leverage ratios as of March 31, 2016 and September 30, 2016, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥6,566.4	¥6,769.3	¥202.9
Additional Tier 1 capital	1,338.6	1,213.1	(125.4)

Tier 1 capital	7,905.0	7,982.5	77.4
Tier 2 capital	1,733.5	1,785.3	51.7

Total capital	¥9,638.6	¥9,767.8	¥129.2

Risk-weighted assets	¥62,531.1	¥61,648.4	¥(882.6)
Common Equity Tier 1 capital ratio	10.50%	10.98%	0.48%
Required Common Equity Tier 1 capital ratio(1)	5.375	5.375	—
Tier 1 capital ratio	12.64	12.94	0.30
Required Tier 1 capital ratio(1)	6.875	6.875	—
Total capital ratio	15.41	15.84	0.43
Required total capital ratio(1)	8.875	8.875	—
Leverage ratio(2)	3.98	4.05	0.07

Notes:

(1)	The required ratios as of March 31, 2016 and September 30, 2016 include those equivalent to a transitional capital conservation buffer of 0.625% and transitional additional loss absorbency requirements for a G-SIB and D-SIB of 0.25%. These buffer and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.
(2)	Due to the implementation of the leverage ratio requirements in Japan, public disclosure of the leverage ratio became required from March 31, 2015. Any final adjustments to the definition and calibration of the leverage ratio will be made by BCBS by 2017.

Our total capital ratio as of September 30, 2016 was 15.84%, an increase of 0.43% compared to March 31, 2016. Our Tier 1 capital ratio as of September 30, 2016 was 12.94%, an increase of 0.30% compared to March 31, 2016. Our Common Equity Tier 1 capital ratio as of September 30, 2016 was 10.98%, an increase of 0.48% compared to March 31, 2016. The increases in each ratio were due mainly to a decrease in risk-weighted assets and to an increase in Common Equity Tier 1 capital. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2016.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2016 and September 30, 2016:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
	(in billions of yen)
Common Equity Tier 1 capital	¥6,566.4	¥6,769.3	¥202.9
Capital and stock surplus	3,267.0	3,367.5	100.5
Retained earnings	3,196.9	3,463.4	266.5
Treasury stock	(3.6)	(5.0)	(1.4)
Earnings to be distributed	(94.8)	(95.1)	(0.3)
Subscription rights to common shares	2.7	1.7	(1.0)
Accumulated other comprehensive income and other disclosed reserves	964.7	856.4	(108.2)
Common share capital issued by subsidiaries and held by third parties	14.7	14.9	0.2
Instruments and reserves subject to phase-out arrangements	32.4	33.2	0.7
Regulatory adjustments	(813.7)	(867.7)	(54.0)
Additional Tier 1 capital(1)(2)(3)	1,338.6	1,213.1	(125.4)
Directly issued qualifying Additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards(1)	300.0	760.0	460.0
Additional Tier 1 instruments issued by subsidiaries and held by third parties	30.8	30.8	—
Eligible Tier 1 capital instruments subject to phase-out arrangements(2)(3)	1,144.0	577.5	(566.5)
Instruments subject to phase-out arrangements	(21.4)	(34.3)	(12.8)
Regulatory adjustments	(114.8)	(120.8)	(6.0)

Tier 1 capital(1)(2)(3)	7,905.0	7,982.5	77.4

Tier 2 capital(4)	1,733.5	1,785.3	51.7
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards(4)	324.5	495.8	171.3
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	169.0	151.6	(17.3)
Tier 2 instruments issued by subsidiaries and held by third parties	10.2	10.4	0.2
Eligible Tier 2 capital instruments subject to phase-out arrangements	962.9	884.0	(78.8)
General allowance for loan losses and eligible provisions included in Tier 2	6.0	5.7	(0.3)
Instruments and provisions subject to phase-out arrangements	374.0	333.1	(40.8)
Regulatory adjustments	(113.2)	(95.5)	17.6

Total capital(1)(2)(3)(4)	¥9,638.6	¥9,767.8	¥129.2

Notes:

(1)	In July 2016, we issued ¥460.0 billion of perpetual subordinated bonds with optional-redemption clause and write-down clause that are Basel III-eligible Additional Tier 1 capital instruments through public offerings to wholesale investors in Japan.
(2)	On July 1, 2016, we acquired ¥75.1 billion of eleventh series class XI preferred stock, in respect of which a request for acquisition was not made by June 30, 2016 and delivered 265,433,368 shares of our common stock, pursuant to Article 20, Paragraph 1 of our articles of incorporation and a provision in the terms and conditions of the preferred stock concerning mandatory acquisition in exchange for common stock. On July 13, 2016, we cancelled all of our treasury shares of eleventh series class XI preferred stock.
(3)	We redeemed $600.0 million and ¥400.0 billion of non-dilutive preferred securities in June 2016.

(4)	In June 2016, we issued ¥155.0 billion of dated subordinated bonds with a write-down feature that are Basel III-eligible Tier 2 capital instruments through public offerings to retail investors in Japan.

Our Common Equity Tier 1 capital increased by ¥202.9 billion from ¥6,566.4 billion as of March 31, 2016 to ¥6,769.3 billion as of September 30, 2016. The increase was due mainly to an increase in retained earnings as a result of recording net income for the six months ended September 30, 2016, offset in part by a decrease in accumulated other comprehensive income. Our Additional Tier 1 capital decreased by ¥125.4 billion from ¥1,338.6 billion as of March 31, 2016 to ¥1,213.1 billion as of September 30, 2016. The decrease was due mainly to the redemption of non-dilutive preferred securities subject to phase-out arrangements and the conversion of preferred stock into common stock, offset in part by the issuance of perpetual subordinated bonds. As a result, our Tier 1 capital increased by ¥77.4 billion from ¥7,905.0 billion as of March 31, 2016 to ¥7,982.5 billion as of September 30, 2016.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of September 30, 2016, the outstanding balance of these securities was ¥577.5 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of September 30, 2016 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
(in billions of yen)
June 2018	¥274.5
June 2019	303.0

Our Tier 2 capital as of September 30, 2016 was ¥1,785.3 billion, an increase of ¥51.7 billion compared to March 31, 2016. The increase was due mainly to the issuance of dated subordinated bonds, offset in part by the redemptions of eligible Tier 2 capital instruments subject to phase-out arrangements.

As a result of the above, total capital as of September 30, 2016 was ¥9,767.8 billion, an increase of ¥129.2 billion compared to March 31, 2016.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2016 and September 30, 2016:

	As of
	March 31, 2016	September 30, 2016	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥57,588.4	¥56,576.9	¥(1,011.5)
Market risk equivalent assets	1,696.0	1,917.2	221.1
Operational risk equivalent assets	3,246.6	3,154.3	(92.3)

Total	¥62,531.1	¥61,648.4	¥(882.6)

Risk-weighted assets as of September 30, 2016 were ¥61,648.4 billion, a decrease of ¥882.6 billion compared to March 31, 2016. Credit risk assets decreased by ¥1,011.5 billion to ¥56,576.9 billion. Market risk equivalent assets increased by ¥221.1 billion to ¥1,917.2 billion. Operational risk equivalent assets decreased by ¥92.3 billion to ¥3,154.3 billion.

Principal Banking Subsidiaries

Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2016 and September 30, 2016, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2016	September 30, 2016
Mizuho Bank
Common Equity Tier 1 capital ratio	10.81%	11.02%	0.21%
Tier 1 capital ratio	12.75	13.22	0.47
Total capital ratio	15.46	16.01	0.55
Leverage ratio(1)	4.19	4.26	0.07
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	18.21	18.80	0.59
Tier 1 capital ratio	18.21	18.80	0.59
Total capital ratio	19.52	19.95	0.43
Leverage ratio(1)	5.86	6.45	0.59

Note:

(1)	Due to the implementation of the leverage ratio requirements in Japan, public disclosure of the leverage ratio became required from March 31, 2015. Any final adjustments to the definition and calibration of the leverage ratio will be made by BCBS by 2017.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2016.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2016, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 15 “Commitments and contingencies” and note 16 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2016	September 30, 2016
	(in millions of yen)
Assets:
Cash and due from banks	1,322,597	1,408,537
Interest-bearing deposits in other banks	35,327,408	41,845,190
Call loans and funds sold	893,545	950,071
Receivables under resale agreements (Note 18)	7,805,643	9,258,713
Receivables under securities borrowing transactions (Note 18)	3,407,391	3,195,978
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,020,645 million at March 31, 2016 and ¥5,563,467 million at September 30, 2016) (Notes 17 and 18)	30,020,743	30,952,945
Investments (Notes 3 and 17):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥513,054 million at March 31, 2016 and ¥430,463 million at September 30, 2016)	25,452,525	20,312,495
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,238,965 million at March 31, 2016 and ¥1,063,891 million at September 30, 2016)	4,818,961	4,260,096
Other investments	613,446	580,854
Loans (Notes 4, 5 and 17)	77,555,369	76,381,908
Allowance for loan losses	(451,247)	(437,180)

Loans, net of allowance	77,104,122	75,944,728
Premises and equipment—net	1,837,990	1,882,224
Due from customers on acceptances	109,567	142,654
Accrued income	274,226	247,252
Goodwill	19,097	18,822
Intangible assets	48,651	46,218
Deferred tax assets	57,349	93,186
Other assets (Notes 4, 6, 14 and 17)	4,696,890	4,874,760

Total assets	193,810,151	196,014,723

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2016	September 30, 2016
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	51,304	125,819
Interest-bearing deposits in other banks	85,976	96,236
Trading account assets	1,639,050	1,688,698
Investments	40,732	44,967
Loans, net of allowance	2,255,409	2,011,933
Other	620,008	654,292

Total assets	4,692,479	4,621,945

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2016	September 30, 2016
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	16,108,032	16,787,438
Interest-bearing deposits	79,596,483	82,101,015
Foreign:
Noninterest-bearing deposits	1,601,417	1,727,268
Interest-bearing deposits	20,631,790	19,691,579
Due to trust accounts	4,467,305	3,425,497
Call money and funds purchased	2,521,009	1,791,651
Payables under repurchase agreements (Notes 18 and 19)	16,833,263	17,739,124
Payables under securities lending transactions (Notes 18 and 19)	2,844,653	1,534,505
Other short-term borrowings	2,080,039	1,556,156
Trading account liabilities (Notes 17 and 18)	17,111,142	18,970,314
Bank acceptances outstanding	109,567	142,654
Income taxes payable	96,710	77,593
Deferred tax liabilities	201,859	151,400
Accrued expenses	181,441	171,302
Long-term debt (including liabilities accounted for at fair value of ¥1,055,626 million at March 31, 2016 and ¥1,529,681 million at September 30, 2016) (Note 17)	14,765,527	15,240,696
Other liabilities (Notes 6, 14 and 17)	6,476,723	6,641,554

Total liabilities	185,626,960	187,749,746

Commitments and contingencies (Note 15)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 7)	98,924	—
Common stock (Note 7)—no par value, authorized 48,000,000,000 shares at March 31, 2016 and September 30, 2016, and issued 25,030,525,657 shares at March 31, 2016, and 25,386,307,945 shares at September 30, 2016	5,703,144	5,802,796
Retained earnings	746,785	1,031,186
Accumulated other comprehensive income, net of tax (Note 9)	1,469,308	1,274,299
Less: Treasury stock, at cost—Common stock 10,929,211 shares at March 31, 2016, and 21,895,432 shares at September 30, 2016	(3,610)	(5,098)

Total MHFG shareholders’ equity	8,014,551	8,103,183
Noncontrolling interests	168,640	161,794

Total equity	8,183,191	8,264,977

Total liabilities and equity	193,810,151	196,014,723

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2016	September 30, 2016
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	292,614	206,341
Long-term debt	411,679	509,964
Other	967,141	1,009,861

Total liabilities	1,671,434	1,726,166

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Interest and dividend income:
Loans, including fees	510,782	494,309
Investments:
Interest	54,785	41,303
Dividends	39,287	38,348
Trading account assets	71,701	71,746
Call loans and funds sold	3,460	2,550
Receivables under resale agreements and securities borrowing transactions	22,211	38,428
Deposits	31,382	35,383

Total interest and dividend income	733,608	722,067

Interest expense:
Deposits	96,334	116,237
Trading account liabilities	11,163	10,245
Call money and funds purchased	3,897	1,534
Payables under repurchase agreements and securities lending transactions	25,808	50,494
Other short-term borrowings	2,788	4,946
Long-term debt	87,963	85,312

Total interest expense	227,953	268,768

Net interest income	505,655	453,299
Provision (credit) for loan losses (Notes 4 and 5)	3,030	569

Net interest income after provision (credit) for loan losses	502,625	452,730

Noninterest income:
Fee and commission income	365,411	362,913
Foreign exchange gains (losses)—net	47,938	57,090
Trading account gains (losses)—net	149,142	206,061
Investment gains (losses)—net (Note 3)	149,312	128,749
Equity in earnings (losses) of equity method investees—net	20,151	16,726
Gains on disposal of premises and equipment	8,756	3,486
Other noninterest income (Note 14)	113,386	71,980

Total noninterest income	854,096	847,005

Noninterest expenses:
Salaries and employee benefits (Note 13)	315,826	326,676
General and administrative expenses	268,901	274,572
Occupancy expenses	100,777	93,958
Fee and commission expenses	77,303	76,822
Provision (credit) for losses on off-balance-sheet instruments	(9,324)	(7,895)
Other noninterest expenses (Note 14)	60,708	78,329

Total noninterest expenses	814,191	842,462

Income before income tax expense	542,530	457,273
Income tax expense (Note 12)	167,261	74,515

Net income	375,269	382,758
Less: Net income attributable to noncontrolling interests	9,396	3,200

Net income attributable to MHFG shareholders	365,873	379,558

	(in yen)
Earnings per common share (Note 11):
Basic net income per common share	14.74	15.06

Diluted net income per common share	14.41	14.95

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Net income	375,269	382,758
Other comprehensive income (loss), net of tax	(297,397)	(196,229)

Total comprehensive income	77,872	186,529
Less: Total comprehensive income attributable to noncontrolling interests	8,069	2,310

Total comprehensive income attributable to MHFG shareholders	69,803	184,219

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	213,121	98,924
Conversion to common stock	(69,048)	(98,924)

Balance at end of period	144,073	—

Common stock (Note 7):
Balance at beginning of period	5,590,396	5,703,144
Issuance of new shares of common stock due to conversion of preferred stock	69,048	98,924
Issuance of new shares of common stock due to exercise of stock acquisition rights	772	969
Gains (losses) on disposal of treasury stock	82	(55)
Stock-based compensation related to stock option	(1,058)	(1,009)
Performance-based stock compensation program	—	118
Change in ownership interest in consolidated subsidiaries	—	706
Cancellation of treasury stock	—	(1)

Balance at end of period	5,659,240	5,802,796

Retained earnings:
Balance at beginning of period, previously reported	89,432	746,785
Cumulative effect of change in accounting principles, net of tax (Notes 2 and 16)	—	(329)
Balance at beginning of period, adjusted	89,432	746,456
Net income attributable to MHFG shareholders	365,873	379,558
Dividends declared	(100,584)	(94,828)

Balance at end of period	354,721	1,031,186

Accumulated other comprehensive income, net of tax (Note 9):
Balance at beginning of period, previously reported	2,041,005	1,469,308
Cumulative effect of change in accounting principles (Notes 2 and 16)	—	330
Balance at beginning of period, adjusted	2,041,005	1,469,638
Change during period	(296,070)	(195,339)

Balance at end of period	1,744,935	1,274,299

Treasury stock, at cost:
Balance at beginning of period	(3,616)	(3,610)
Purchases of treasury stock	(684)	(1,869)
Disposal of treasury stock	269	380
Cancellation of treasury stock	—	1

Balance at end of period	(4,031)	(5,098)

Total MHFG shareholders’ equity	7,898,938	8,103,183

Noncontrolling interests:
Balance at beginning of period, previously reported	259,506	168,640
Cumulative effect of change in accounting principles (Notes 2 and 16)	—	(10,441)
Balance at beginning of period, adjusted	259,506	158,199
Effect of other increase (decrease) in consolidated subsidiaries	(25,819)	3,256
Dividends paid to noncontrolling interests	(2,246)	(1,971)
Net income attributable to noncontrolling interests	9,396	3,200
Net unrealized gains (losses) on available-for-sale securities attributable to noncontrolling interests	(1,168)	108
Foreign currency translation adjustments attributable to noncontrolling interests	(146)	(1,000)
Pension liability adjustments attributable to noncontrolling interests	(14)	2

Balance at end of period	239,509	161,794

Total equity	8,138,447	8,264,977

Note:	The amounts that have been reclassified out of Accumulated other comprehensive income, net of tax into net income are presented in Note 9 “Accumulated other comprehensive income”.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Cash flows from operating activities:
Net income	375,269	382,758
Less: Net income attributable to noncontrolling interests	9,396	3,200

Net income attributable to MHFG shareholders	365,873	379,558
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	82,608	81,650
Provision (credit) for loan losses	3,030	569
Investment losses (gains)—net	(149,312)	(128,749)
Equity in losses (earnings) of equity method investees—net	(20,151)	(16,726)
Foreign exchange losses (gains)—net	(43,487)	(367,495)
Deferred income tax expense (benefit)	29,890	(27,875)
Net change in trading account assets	1,249,754	(575,402)
Net change in trading account liabilities	(771,660)	2,358,095
Net change in loans held for sale	(32,588)	(8,892)
Net change in accrued income	11,601	13,947
Net change in accrued expenses	(48,749)	(15,230)
Other—net	385,330	165,321

Net cash provided by operating activities	1,062,139	1,858,771

Cash flows from investing activities:
Proceeds from sales of investments	10,581,839	18,374,011
Proceeds from maturities of investments	6,161,992	3,307,892
Purchases of investments	(14,099,866)	(17,554,272)
Proceeds from sales of loans	62,849	126,768
Net change in loans	(1,141,961)	(1,598,393)
Net change in interest-bearing deposits in other banks	(6,148,274)	(7,061,266)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	108,419	(2,389,471)
Proceeds from sales of premises and equipment	34,379	3,883
Purchases of premises and equipment	(217,527)	(214,606)

Net cash used in investing activities	(4,658,150)	(7,005,454)

Cash flows from financing activities:
Net change in deposits	2,563,948	5,292,468
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	577,560	672,490
Net change in due to trust accounts	155,418	(1,041,808)
Net change in other short-term borrowings	333,078	(411,765)
Proceeds from issuance of long-term debt	1,326,988	3,567,497
Repayment of long-term debt	(1,271,652)	(2,688,095)
Proceeds from noncontrolling interests	283	361
Payment to noncontrolling interests	(5)	—
Proceeds from issuance of common stock	5	6
Proceeds from sales of treasury stock	2	1
Purchases of treasury stock	(8)	(1,430)
Dividends paid	(100,659)	(94,782)
Dividends paid to noncontrolling interests	(2,246)	(1,971)

Net cash provided by financing activities	3,582,712	5,292,972

Effect of exchange rate changes on cash and due from banks	(4,645)	(60,349)

Net increase (decrease) in cash and due from banks	(17,944)	85,940
Cash and due from banks at beginning of period	1,528,306	1,322,597

Cash and due from banks at end of period	1,510,362	1,408,537

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into other investments	63,420	—
Investment in capital leases	12,618	4,987

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30 and certain subsidiaries’ interim financial reporting period ends on June 30. The necessary adjustments have been made to the consolidated financial statements if significant transactions took place during the three-month period. When determining whether to consolidate investee entities, the MHFG Group performed a careful analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2016.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In November 2014, the FASB issued Accounting Standards Update (“ASU”) No.2014-16, “Derivatives and Hedging (Topic 815)—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (“ASU No.2014-16”). The ASU clarifies that an entity that

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

issues or invests in a hybrid financial instrument should determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for bifurcation. The ASU also clarifies that an entity should assess the substance of the relevant terms and features in evaluating the nature of a host contract when considering how to weight those terms and features. Specifically, the assessment of the substance of the relevant terms and features should incorporate a consideration of (1) the characteristics of the terms and features themselves, (2) the circumstances under which the hybrid financial instrument was issued or acquired, and (3) the potential outcomes of the hybrid financial instrument, as well as the likelihood of those potential outcomes. The ASU is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The adoption of ASU No.2014-16 did not have a material impact on the MHFG Group’s consolidated results of operations and financial condition.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis” (“ASU No.2015-02”). The ASU amends the current accounting for consolidation of certain legal entities: (1) modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities, (2) eliminate the presumption that a general partner should consolidate a limited partnership, (3) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (4) provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds. On April 1, 2016, the MHFG Group adopted ASU No.2015-02 using a modified retrospective approach. The adoption of the ASU resulted in a decrease to the beginning balance of Retained earnings of ¥329 million and an increase to the beginning balance of Accumulated other comprehensive income of ¥330 million, respectively. See Note 16 “Variable interest entities and securitizations” for further information.

In April 2015, the FASB issued ASU No.2015-03, “Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs” (“ASU No.2015-03”). The ASU requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The ASU is effective for financial statements issued for fiscal years beginning after December 15, 2015 and interim periods within those fiscal years, and should be applied retrospectively. The adoption of ASU No.2015-03 did not have a material impact on the MHFG Group’s consolidated results of operations and financial condition. The retrospective adoption of ASU No.2015-03 resulted in the reduction of Other assets and Long-term debt in the comparative consolidated balance sheet.

In May 2015, the FASB issued ASU No.2015-07, “Fair Value Measurement (Topic 820)—Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU No.2015-07”). The ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. The adoption of ASU No.2015-07 did not have a material impact on the MHFG Group’s consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Accounting pronouncements issued but not yet effective

In May 2014, the FASB issued ASU No.2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU No.2014-09”). The ASU provides comprehensive guidance of revenue recognition, in convergence with International Financial Reporting Standards (“IFRS”), to improve financial reporting in U.S. GAAP by replacing the current complex guidance for recognizing revenue. The core principle of this ASU is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU was effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2016. In August 2015, the FASB issued ASU No.2015-14, “Revenue from Contracts with Customers (Topic 606)—Deferral of the Effective Date” (“ASU No.2015-14”) to defer the effective date of ASU No.2014-09 by one year. Therefore, ASU No.2014-09 is effective for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The MHFG Group expects to adopt ASU No.2014-09 on April 1, 2018 and is currently evaluating the potential impact that the adoption of ASU No.2014-09 and ASU No.2015-14 will have on its consolidated results of operations and financial condition.

In January 2016, the FASB issued ASU No.2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No.2016-01”). The ASU requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. The ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. Early application by public business entities is permitted for financial statements of fiscal years or interim periods that have not yet been issued. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-01 will have on its consolidated results of operations and financial condition.

In February 2016, the FASB issued ASU No.2016-02, “Leases (Topic 842)” (“ASU No.2016-02”). The ASU requires lessees to recognize the assets and liabilities arising from leases on the balance sheet. Lessees should recognize liabilities to make lease payments and right-of-use assets representing its right to use the underlying assets for the lease term. This recognition applies to leases classified as operating leases and finance leases, and the update retains a distinction between finance leases and operating leases. However, the ASU has not changed the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee significantly. The ASU also requires qualitative disclosures along with specific quantitative disclosures including the amount, timing, and uncertainty of cash flows arising from leases. In transition, an entity is required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-02 will have on its consolidated results of operations and financial condition.

In June 2016, the FASB issued ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” (“ASU No.2016-13”). The ASU replaces the incurred

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. The ASU also requires that credit losses on available-for-sale debt securities be presented as an allowance for credit losses rather than as a write-down, and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, and will be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. Early application is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-13 will have on its consolidated results of operations and financial condition.

In October 2016, the FASB issued ASU No.2016-16, “Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory” (“ASU No.2016-16”). The ASU requires recognition of current and deferred income taxes in an intra-entity transfer of an asset other than inventory when the transfer occurs although current U.S. GAAP has prohibited the recognition of income tax consequences of the transfer until the asset has been sold to an outside party as an exceptional treatment. The ASU does not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The ASU is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, and should be applied using a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. Early application is permitted for all entities as of the beginning of a fiscal year for which financial statements (interim or annual) have not been issued or made available for issuance. The MHFG Group is currently evaluating the potential impact that the adoption of ASU No.2016-16 will have on its consolidated results of operations and financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

3. Investments

Available-for-sale and held-to-maturity securities

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2016 and September 30, 2016 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	15,672,171	91,420	1,015	15,762,576
Japanese local government bonds	234,587	6,097	3	240,681
U.S. Treasury bonds and federal agency securities	436,792	1,720	32	438,480
Other foreign government bonds	939,808	2,740	153	942,395
Agency mortgage-backed securities (1)	920,375	29,804	1,293	948,886
Residential mortgage-backed securities	206,882	4,254	878	210,258
Commercial mortgage-backed securities	186,525	788	523	186,790
Japanese corporate bonds and other debt securities (2)	2,079,599	15,688	420	2,094,867
Foreign corporate bonds and other debt securities (3)	839,981	8,744	1,421	847,304
Equity securities (marketable)	1,663,486	2,121,379	4,577	3,780,288

Total	23,180,206	2,282,634	10,315	25,452,525

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,760,032	56,620	—	3,816,652
Agency mortgage-backed securities (4)	1,058,929	3,894	6,266	1,056,557

Total	4,818,961	60,514	6,266	4,873,209

September 30, 2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,322,825	52,600	4,836	10,370,589
Japanese local government bonds	274,890	6,449	28	281,311
U.S. Treasury bonds and federal agency securities	904,552	50	767	903,835
Other foreign government bonds	926,996	1,707	110	928,593
Agency mortgage-backed securities (1)	887,307	25,285	647	911,945
Residential mortgage-backed securities	166,837	3,165	688	169,314
Commercial mortgage-backed securities	197,481	998	300	198,179
Japanese corporate bonds and other debt securities (2)	2,071,260	37,099	1,394	2,106,965
Foreign corporate bonds and other debt securities (3)	789,496	6,387	1,072	794,811
Equity securities (marketable)	1,693,665	1,956,294	3,006	3,646,953

Total	18,235,309	2,090,034	12,848	20,312,495

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,459,999	54,852	—	3,514,851
Agency mortgage-backed securities (4)	800,097	4,714	1,743	803,068

Total	4,260,096	59,566	1,743	4,317,919

Notes:

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥168,604 million and ¥780,282 million, respectively, at March 31, 2016, and ¥167,585 million and ¥744,360 million, respectively, at September 30, 2016. U.S. agency securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	Other debt securities presented in the above table primarily consist of certificates of deposit (“CDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥158,446 million at March 31, 2016, and ¥146,851 million at September 30, 2016.
(3)	Other debt securities presented in the above table primarily consist of CDs, ABS, and collateralized loan obligations (“CLO”), of which the total fair values were ¥201,952 million at March 31, 2016, and ¥212,641 million at September 30, 2016.
(4)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Contractual maturities

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2016 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,396,343	7,400,210	1,462,976	63,296	10,322,825
Japanese local government bonds	33,648	99,991	140,591	660	274,890
U.S. Treasury bonds and federal agency securities	823,997	—	74,569	5,986	904,552
Other foreign government bonds	720,168	201,202	5,626	—	926,996
Agency mortgage-backed securities	—	—	—	887,307	887,307
Residential mortgage-backed securities	—	—	—	166,837	166,837
Commercial mortgage-backed securities	1,250	128,468	67,763	—	197,481
Japanese corporate bonds and other debt securities	406,988	1,088,491	399,102	176,679	2,071,260
Foreign corporate bonds and other debt securities	204,995	428,081	68,458	87,962	789,496

Total	3,587,389	9,346,443	2,219,085	1,388,727	16,541,644

Held-to-maturity securities:
Debt securities:
Japanese government bonds	999,979	1,980,160	479,860	—	3,459,999
Agency mortgage-backed securities	—	—	—	800,097	800,097

Total	999,979	1,980,160	479,860	800,097	4,260,096

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total
	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,396,500	7,432,623	1,478,096	63,370	10,370,589
Japanese local government bonds	33,716	101,444	145,352	799	281,311
U.S. Treasury bonds and federal agency securities	824,007	—	74,062	5,766	903,835
Other foreign government bonds	720,490	202,207	5,896	—	928,593
Agency mortgage-backed securities	—	—	—	911,945	911,945
Residential mortgage-backed securities	—	—	—	169,314	169,314
Commercial mortgage-backed securities	1,250	128,443	68,486	—	198,179
Japanese corporate bonds and other debt securities	407,503	1,095,194	403,617	200,651	2,106,965
Foreign corporate bonds and other debt securities	206,085	432,423	68,370	87,933	794,811

Total	3,589,551	9,392,334	2,243,879	1,439,778	16,665,542

Held-to-maturity securities:
Debt securities:
Japanese government bonds	1,003,550	2,001,089	510,212	—	3,514,851
Agency mortgage-backed securities	—	—	—	803,068	803,068

Total	1,003,550	2,001,089	510,212	803,068	4,317,919

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other-than-temporary impairment

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”). For debt securities, in the cases where the MHFG Group has the intent to sell a debt security or more likely than not will be required to sell a debt security before the recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss is recognized immediately through earnings. In other cases, the MHFG Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of an other-than-temporary impairment related to the credit loss is recognized in earnings, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For equity securities, impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuers, as well as the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value. If an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The following table shows the other-than-temporary impairment on available-for-sale securities for the six months ended September 30, 2015 and 2016. No impairment losses were recognized on held-to-maturity securities for the periods.

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Available-for-sale securities:
Debt securities	40	56
Equity securities	6,060	10,016

Total	6,100	10,072

For the six months ended September 30, 2016, the other-than-temporary impairment losses on debt securities were attributable to the decline in the fair value of certain Japanese corporate bonds in respect of which the MHFG Group determined credit losses existed. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any instance related to credit losses on debt securities recognized in earnings where a portion of an other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses on equity securities were mainly attributable to the decline in the fair value of certain Japanese equity securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Continuous unrealized loss position

The following table shows the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2016 and September 30, 2016:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	1,531,400	692	74,427	323	1,605,827	1,015
Japanese local government bonds	3,434	3	—	—	3,434	3
U.S. Treasury bonds and federal agency securities	315,425	32	—	—	315,425	32
Other foreign government bonds	225,493	139	225	14	225,718	153
Agency mortgage-backed securities (1)	15,965	86	58,147	1,207	74,112	1,293
Residential mortgage-backed securities	2,417	3	39,984	875	42,401	878
Commercial mortgage-backed securities	40,471	300	22,465	223	62,936	523
Japanese corporate bonds and other debt securities	360,782	348	20,109	72	380,891	420
Foreign corporate bonds and other debt securities	186,478	972	22,090	449	208,568	1,421
Equity securities (marketable)	71,262	4,515	180	62	71,442	4,577

Total	2,753,127	7,090	237,627	3,225	2,990,754	10,315

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	394,673	5,384	101,892	882	496,565	6,266

Total	394,673	5,384	101,892	882	496,565	6,266

September 30, 2016
Available-for-sale securities:
Debt securities:
Japanese government bonds	2,112,158	4,391	90,433	445	2,202,591	4,836
Japanese local government bonds	8,182	28	—	—	8,182	28
U.S. Treasury bonds and federal agency securities	190,983	767	—	—	190,983	767
Other foreign government bonds	277,723	107	3,299	3	281,022	110
Agency mortgage-backed securities (1)	41,607	232	47,609	415	89,216	647
Residential mortgage-backed securities	7,037	8	35,004	680	42,041	688
Commercial mortgage-backed securities	22,635	117	32,620	183	55,255	300
Japanese corporate bonds and other debt securities	288,591	1,177	87,971	217	376,562	1,394
Foreign corporate bonds and other debt securities	130,937	699	53,956	373	184,893	1,072
Equity securities (marketable)	159,314	1,972	4,292	1,034	163,606	3,006

Total	3,239,167	9,498	355,184	3,350	3,594,351	12,848

Held-to-maturity securities:
Debt securities:
Agency mortgage-backed securities (2)	—	—	280,284	1,743	280,284	1,743

Total	—	—	280,284	1,743	280,284	1,743

Notes:

(1)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥69,805 million and ¥4,307 million, respectively, at March 31, 2016, and ¥54,473 million and ¥34,743 million, respectively, at September 30, 2016. U.S. agency securities primarily consist of Ginnie Mae securities, which are guaranteed by the United States government. All Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.
(2)	All Agency mortgage-backed securities presented in the above table are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

At September 30, 2016, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the MHFG Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, including Japanese corporate bonds with similar credit risks as the other-than-temporarily impaired securities, the MHFG Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, the MHFG Group determined that the debt securities in an unrealized loss position were not considered other-than-temporarily impaired.

The equity securities in an unrealized loss position were determined not to be other-than-temporarily impaired based on the evaluation of the following factors: (1) the severity and duration of the impairments, (2) the financial condition and near-term prospects of the issuers, and (3) the MHFG Group’s ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value.

Realized gains and losses

The following table shows the realized gains and losses on sales of available-for-sale securities for the six months ended September 30, 2015 and 2016. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments, the vast majority of which consists of the proceeds from sales of available-for-sale securities.

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Gross realized gains	128,495	144,796
Gross realized losses	(14,949)	(9,615)

Net realized gains (losses) on sales of available-for-sale securities	113,546	135,181

Other investments

The following table summarizes the composition of Other investments at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in millions of yen)
Equity method investments	258,180	242,744
Investments held by consolidated investment companies	42,045	37,481
Other equity interests	313,221	300,629

Total	613,446	580,854

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

values of ¥124,830 million and ¥120,256 million, at March 31, 2016 and September 30, 2016, respectively. The aggregate market values of these marketable equity securities were ¥277,508 million and ¥234,754 million, respectively.

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation as of September 30, 2016 was 49.0%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests primarily consist of non-marketable equity securities outside the scope of ASC 320, of which the fair values are not readily determinable, nor practicable to estimate. The MHFG Group has neither significant influence nor control over the investees. Each of these securities is stated at acquisition cost, with an other-than-temporary impairment, if any, included in earnings. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in millions of yen)
Domestic:
Manufacturing	8,344,808	8,086,048
Construction and real estate	7,733,513	7,666,062
Services	4,655,704	4,560,155
Wholesale and retail	5,408,850	5,100,718
Transportation and communications	3,267,902	3,528,283
Banks and other financial institutions	3,632,481	3,579,276
Government and public institutions	3,395,784	5,682,739
Other industries (Note)	4,619,336	4,244,129
Individuals:
Mortgage loans	10,589,646	10,241,326
Other	924,408	912,106

Total domestic	52,572,432	53,600,842

Foreign:
Commercial and industrial	17,319,284	15,784,820
Banks and other financial institutions	6,382,449	6,022,059
Government and public institutions	1,174,665	921,697
Other (Note)	273,695	202,798

Total foreign	25,150,093	22,931,374

Total	77,722,525	76,532,216
Less: Unearned income and deferred loan fees—net	167,156	150,308

Total loans before allowance for loan losses	77,555,369	76,381,908

Note:	Other industries of Domestic and Other of Foreign include trade receivables and lease receivables of consolidated VIEs.

Credit quality information

In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurring losses on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to groups of small balance, homogeneous loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch (Note)	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Note:	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2016 and September 30, 2016:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2016
Domestic:
Manufacturing	4,859,256	2,681,958	103,343	148,102	163,213	12,473	2,958	373,505	8,344,808
Construction and real estate	3,956,798	2,709,617	601,251	157,057	215,244	16,408	255	76,883	7,733,513
Services	2,611,296	1,674,328	195,140	2,380	81,704	24,846	—	66,010	4,655,704
Wholesale and retail	2,240,228	2,552,552	223,677	57,865	147,404	39,486	546	147,092	5,408,850
Transportation and communications	2,410,967	695,697	86,094	380	35,090	10,518	—	29,156	3,267,902
Banks and other financial institutions	2,719,047	881,405	2,234	3,788	22,303	264	—	3,440	3,632,481
Government and public institutions	3,181,241	4,047	—	210,496	—	—	—	—	3,395,784
Other industries	1,954,222	685,258	3,501	1,929,712	7,053	329	35,315	3,946	4,619,336
Individuals	—	259,646	10,891,538	107,131	34,744	96,729	1,659	122,607	11,514,054

Total domestic	23,933,055	12,144,508	12,106,778	2,616,911	706,755	201,053	40,733	822,639	52,572,432

Foreign:
Total foreign	15,540,347	5,748,131	8,382	3,132,856	472,696	10	80,607	167,064	25,150,093

Total	39,473,402	17,892,639	12,115,160	5,749,767	1,179,451	201,063	121,340	989,703	77,722,525

September 30, 2016
Domestic:
Manufacturing	4,821,589	2,511,839	94,614	114,648	152,447	12,020	3,768	375,123	8,086,048
Construction and real estate	4,038,679	2,662,926	580,874	101,261	199,136	16,775	384	66,027	7,666,062
Services	2,591,663	1,617,784	186,542	1,495	71,778	25,071	51	65,771	4,560,155
Wholesale and retail	2,158,490	2,368,145	205,881	32,117	145,727	37,476	281	152,601	5,100,718
Transportation and communications	2,682,877	688,034	84,095	205	43,046	9,691	—	20,335	3,528,283
Banks and other financial institutions	2,698,093	842,036	1,812	554	30,461	385	—	5,935	3,579,276
Government and public institutions	4,802,983	3,750	—	876,006	—	—	—	—	5,682,739
Other industries	1,865,412	574,973	3,253	1,753,107	5,154	402	34,224	7,604	4,244,129
Individuals	—	271,561	10,561,515	79,597	31,722	92,621	1,413	115,003	11,153,432

Total domestic	25,659,786	11,541,048	11,718,586	2,958,990	679,471	194,441	40,121	808,399	53,600,842

Foreign:
Total foreign	14,474,511	5,101,484	9,116	2,695,051	428,832	9	72,470	149,901	22,931,374

Total	40,134,297	16,642,532	11,727,702	5,654,041	1,108,303	194,450	112,591	958,300	76,532,216

Notes:

(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	Non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those of MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the MHFG Group’s impaired loans are designated as nonaccrual loans and thus interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans are restored to non-impaired loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to non-impaired loans, and accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2016 and September 30, 2016:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2016
Domestic:
Manufacturing	365,361	8,144	373,505	379,642	138,676	410,491	7,930
Construction and real estate	59,883	17,000	76,883	87,516	10,130	89,075	1,246
Services	56,695	9,315	66,010	72,603	19,095	69,525	1,292
Wholesale and retail	134,425	12,667	147,092	157,215	46,304	149,324	2,376
Transportation and communications	25,665	3,491	29,156	30,497	5,694	33,119	630
Banks and other financial institutions	3,390	50	3,440	3,440	1,095	5,188	42
Other industries	3,591	355	3,946	4,132	799	2,665	64
Individuals	63,367	59,240	122,607	135,325	6,085	133,015	2,058

Total domestic	712,377	110,262	822,639	870,370	227,878	892,402	15,638

Foreign:
Total foreign	148,471	18,593	167,064	180,870	61,308	186,440	2,629

Total	860,848	128,855	989,703	1,051,240	289,186	1,078,842	18,267

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2016
Domestic:
Manufacturing	367,787	7,336	375,123	381,412	141,908	374,314	1,404
Construction and real estate	51,468	14,559	66,027	75,170	7,712	71,455	572
Services	58,030	7,741	65,771	72,960	19,725	65,890	604
Wholesale and retail	141,135	11,466	152,601	161,702	50,449	149,847	1,222
Transportation and communications	16,508	3,827	20,335	21,376	4,567	24,746	215
Banks and other financial institutions	3,072	2,863	5,935	5,935	1,055	4,687	30
Other industries	7,543	61	7,604	7,790	2,277	5,775	43
Individuals	57,061	57,942	115,003	126,924	5,886	118,805	967

Total domestic	702,604	105,795	808,399	853,269	233,579	815,519	5,057

Foreign:
Total foreign	134,395	15,506	149,901	163,841	59,433	158,482	888

Total	836,999	121,301	958,300	1,017,110	293,012	974,001	5,945

Notes:

(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes the allowance for groups of small balance, homogeneous loans totaling ¥347,839 million and ¥330,764 million as of March 31, 2016 and September 30, 2016 which were collectively evaluated for impairment, in addition to the allowance for those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans in the consolidated statements of income.

The remaining balance of impaired loans which had been partially charged off was ¥31,933 million and ¥28,803 million as of March 31, 2016 and September 30, 2016, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers a TDR to be a restructuring in which it, for economic or legal reasons related to the obligor’s financial difficulties, grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is E2 or below. The following table presents TDRs that were entered into during the six months ended September 30, 2015 and 2016:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (Note)	Charge-offs
	(in millions of yen)
September 30, 2015
Domestic:
Manufacturing	67,058	34,081	60,865
Construction and real estate	—	—	15,059
Services	—	—	23,345
Wholesale and retail	—	—	77,097
Transportation and communications	49	279	12,230
Banks and other financial institutions	—	—	4,776
Other industries	—	—	2,933
Individuals	—	—	17,066

Total domestic	67,107	34,360	213,371

Foreign:
Total foreign	—	—	23,971

Total	67,107	34,360	237,342

September 30, 2016
Domestic:
Manufacturing	—	—	54,476
Construction and real estate	—	—	8,596
Services	—	—	21,951
Wholesale and retail	—	—	87,237
Transportation and communications	—	—	8,656
Banks and other financial institutions	—	—	3,198
Other industries	—	—	2,274
Individuals	—	—	9,205

Total domestic	—	—	195,593

Foreign:
Total foreign	—	—	10,849

Total	—	—	206,442

Note: Amounts represent the book values of loans immediately after the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2015 and 2016 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2015	September 30, 2016
	(in millions of yen)
Domestic:
Manufacturing	2,890	1,801
Construction and real estate	1,731	1,621
Services	2,710	1,188
Wholesale and retail	13,097	4,614
Transportation and communications	833	771
Individuals	2,068	1,366

Total domestic	23,329	11,361

Foreign:
Total foreign	6,901	30

Total	30,230	11,391

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2016 and September 30, 2016:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2016
Domestic:
Manufacturing	1,555	163	9,454	11,172	8,333,636	8,344,808
Construction and real estate	2,713	1,024	35,691	39,428	7,694,085	7,733,513
Services	2,479	223	7,016	9,718	4,645,986	4,655,704
Wholesale and retail	3,193	886	8,861	12,940	5,395,910	5,408,850
Transportation and communications	594	81	2,033	2,708	3,265,194	3,267,902
Banks and other financial institutions	—	—	—	—	3,632,481	3,632,481
Government and public institutions	—	—	—	—	3,395,784	3,395,784
Other industries	—	—	29	29	4,619,307	4,619,336
Individuals	38,682	13,570	38,413	90,665	11,423,389	11,514,054

Total domestic	49,216	15,947	101,497	166,660	52,405,772	52,572,432

Foreign:
Total foreign	859	2,598	30,000	33,457	25,116,636	25,150,093

Total	50,075	18,545	131,497	200,117	77,522,408	77,722,525

September 30, 2016
Domestic:
Manufacturing	1,467	41	11,060	12,568	8,073,480	8,086,048
Construction and real estate	2,449	1,488	35,538	39,475	7,626,587	7,666,062
Services	1,030	572	8,046	9,648	4,550,507	4,560,155
Wholesale and retail	1,561	681	6,914	9,156	5,091,562	5,100,718
Transportation and communications	279	—	2,039	2,318	3,525,965	3,528,283
Banks and other financial institutions	16	—	—	16	3,579,260	3,579,276
Government and public institutions	—	—	—	—	5,682,739	5,682,739
Other industries	41	14	28	83	4,244,046	4,244,129
Individuals	38,201	10,375	38,490	87,066	11,066,366	11,153,432

Total domestic	45,044	13,171	102,115	160,330	53,440,512	53,600,842

Foreign:
Total foreign	35,917	1,251	43,508	80,676	22,850,698	22,931,374

Total	80,961	14,422	145,623	241,006	76,291,210	76,532,216

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥33,133 million and ¥35,024 million at March 31, 2016 and September 30, 2016, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, or (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, or (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation. As it pertains to listed securities collateral, observable market prices are used for valuation.

At MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than these classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and to non-homogeneous loans that have not been identified as impaired. The evaluation of the inherent loss in respect of these loans involves a high degree of uncertainty, subjectivity and judgment because

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third-party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) by using the most recently available data since April 2008 for the fiscal years ended March 31, 2014, 2015, 2016 and the half year ended September 30, 2016 for the corporate portfolio segment, which resulted in using the data for the past six, seven, eight and eight and a half years, respectively, and the most recently available data for the past six years for the retail portfolio segment, respectively, in the case of normal obligors; and (b) by using the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default by using the most recently available data for the past six years. As it pertains to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor ratings.

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments, and recent loss experience in particular segments of the portfolio. When determining the length of the period to calculate the probability of default, the Group considers the uncertainty in the economic and business conditions. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2015 and 2016 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2015
Balance at beginning of period	423,177	60,469	36,613	520,259

Provision (credit) for loan losses	6,878	(10,052)	6,204	3,030

Charge-offs	(59,795)	(1,251)	(6,173)	(67,219)
Recoveries	7,733	634	1,375	9,742

Net charge-offs	(52,062)	(617)	(4,798)	(57,477)

Others (Note)	(971)	—	197	(774)

Balance at end of period	377,022	49,800	38,216	465,038

Six months ended September 30, 2016
Balance at beginning of period	367,739	44,221	39,287	451,247

Provision (credit) for loan losses	9,123	(7,983)	(571)	569

Charge-offs	(10,332)	(1,016)	(3,812)	(15,160)
Recoveries	8,877	4,725	2,139	15,741

Net charge-offs	(1,455)	3,709	(1,673)	581

Others (Note)	(10,404)	—	(4,813)	(15,217)

Balance at end of period	365,003	39,947	32,230	437,180

Note:	Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2016 and September 30, 2016:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2016
Allowance for loan losses	367,739	44,221	39,287	451,247

of which individually evaluated for impairment	222,591	3,829	12,521	238,941
of which collectively evaluated for impairment	145,148	40,392	26,766	212,306

Loans (Note)	59,385,962	12,414,453	5,922,110	77,722,525

of which individually evaluated for impairment	634,049	24,768	63,280	722,097
of which collectively evaluated for impairment	58,751,913	12,389,685	5,858,830	77,000,428

September 30, 2016
Allowance for loan losses	365,003	39,947	32,230	437,180

of which individually evaluated for impairment	226,809	3,441	10,803	241,053
of which collectively evaluated for impairment	138,194	36,506	21,427	196,127

Loans (Note)	58,704,366	12,017,580	5,810,270	76,532,216

of which individually evaluated for impairment	598,269	24,472	62,043	684,784
of which collectively evaluated for impairment	58,106,097	11,993,108	5,748,227	75,847,432

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	1,718,769	1,772,693
Collateral provided for derivative transactions	884,651	1,021,305
Prepaid pension cost	612,102	638,596
Miscellaneous receivables	286,896	266,944
Margins provided for futures contracts	225,240	190,893
Security deposits	113,066	112,218
Loans held for sale	33,133	35,024
Other	823,033	837,087

Total	4,696,890	4,874,760

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	2,882,824	2,907,787
Collateral accepted for derivative transactions	715,894	979,152
Guaranteed trust principal	623,904	651,254
Miscellaneous payables	442,352	408,148
Margins accepted for futures contracts	334,925	328,362
Factoring amounts owed to customers	242,392	164,629
Unearned income	144,903	134,618
Other	1,089,529	1,067,604

Total	6,476,723	6,641,554

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, in respect of which the MHFG Group provides guarantees for the repayment of principal. See Note 16 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred and common stock

The composition of preferred stock at March 31, 2016 and September 30, 2016 is as follows:

March 31, 2016	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	815,828,400
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	914,752	4,214,752,000	914,752,000	815,828,400

September 30, 2016	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Class XI preferred stock	—	914,752,000	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	—	4,214,752,000	—	—

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted into common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The number of issued shares of common stock at March 31, 2016 and September 30, 2016 was 25,030,525,657 shares and 25,386,307,945 shares, respectively. The increase of 355,782,288 shares was due to conversion of preferred stock and exercise of stock acquisition rights.

8. Dividends

The following table shows dividends on preferred stock and common stock during the six months ended September 30, 2015 and 2016:

September 30, 2015	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	2,131
Common stock	4	98,453

Total		100,584

September 30, 2016	Cash dividends
Class of stock	Per share	In aggregate
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	989
Common stock	3.75	93,839

Total		94,828

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

9. Accumulated other comprehensive income

Changes in each component of Accumulated other comprehensive income, net of tax (“AOCI”) for the six months ended September 30, 2015 and 2016 are as follows:

	Six months ended September 30,
	2015	2016
	(in millions of yen)
AOCI, balance at beginning of period, previously reported	2,041,005	1,469,308
Cumulative effect of change in accounting principles (Notes 2 and 16)	—	330
AOCI, balance at beginning of period, adjusted	2,041,005	1,469,638

Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period, previously reported	1,747,607	1,409,459
Cumulative effect of change in accounting principles (Notes 2 and 16)	—	(85)
Balance at beginning of period, adjusted	1,747,607	1,409,374
Unrealized holding gains (losses) during period	(179,849)	(49,362)
Less: reclassification adjustments for losses (gains) included in net income	(72,860)	(86,761)

Change during period	(252,709)	(136,123)

Balance at end of period	1,494,898	1,273,251

Foreign currency translation adjustments:
Balance at beginning of period, previously reported	129,179	6,310
Cumulative effect of change in accounting principles (Notes 2 and 16)	—	415
Balance at beginning of period, adjusted	129,179	6,725
Foreign currency translation adjustments during period	(43,121)	(59,893)
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	(43,121)	(59,893)

Balance at end of period	86,058	(53,168)

Pension liability adjustments:
Balance at beginning of period	164,219	53,539
Unrealized gains (losses) during period	1,314	533
Less: reclassification adjustments for losses (gains) included in net income	(1,554)	144

Change during period	(240)	677

Balance at end of period	163,979	54,216

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(296,070)	(195,339)

AOCI, balance at end of period	1,744,935	1,274,299

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2016:

	Six months ended September 30, 2016
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	125,109	(38,351)	86,758	3	86,761	Investment gains (losses)—net
Pension liability adjustments	(233)	87	(146)	2	(144)	Salaries and employee benefits

Total	124,876	(38,264)	86,612	5	86,617

Notes:

(1)	The amounts in the Before tax column are recorded in each account presented under the heading “Affected line items in the consolidated statements of income”.
(2)	The amounts in the Tax effect column and Net of tax attributable to noncontrolling interests column are recorded in Income tax expense and Net income attributable to noncontrolling interests in the consolidated statements of income, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations.

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2016 and September 30, 2016 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2016		September 30, 2016
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (Note)	3,361	5.375	3,314	5.375
Actual	6,566	10.50	6,769	10.98
Tier 1 capital:
Required (Note)	4,299	6.875	4,238	6.875
Actual	7,905	12.64	7,983	12.94
Total risk-based capital:
Required (Note)	5,550	8.875	5,471	8.875
Actual	9,639	15.41	9,768	15.84
MHBK:
Common Equity Tier 1 capital:
Required	2,555	4.50	2,532	4.50
Actual	6,142	10.81	6,202	11.02
Tier 1 capital:
Required	3,406	6.00	3,376	6.00
Actual	7,244	12.75	7,440	13.22
Total risk-based capital:
Required	4,542	8.00	4,501	8.00
Actual	8,780	15.46	9,012	16.01
MHTB:
Common Equity Tier 1 capital:
Required	109	4.50	108	4.50
Actual	440	18.21	452	18.80
Tier 1 capital:
Required	145	6.00	144	6.00
Actual	440	18.21	452	18.80
Total risk-based capital:
Required	193	8.00	192	8.00
Actual	472	19.52	479	19.95

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2016		September 30, 2016
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,489	4.50	2,431	4.50
Actual	5,892	10.65	5,977	11.06
Tier 1 capital:
Required	3,318	6.00	3,242	6.00
Actual	7,004	12.66	7,239	13.39
Total risk-based capital:
Required	4,424	8.00	4,323	8.00
Actual	8,576	15.50	8,846	16.37
MHTB:
Common Equity Tier 1 capital:
Required	109	4.50	109	4.50
Actual	448	18.52	462	19.05
Tier 1 capital:
Required	145	6.00	145	6.00
Actual	448	18.52	462	19.05
Total risk-based capital:
Required	194	8.00	194	8.00
Actual	480	19.80	489	20.16

Note:	The required amounts and ratios as of March 31, 2016 and September 30, 2016 include those equivalent to a transition capital conservation buffer of 0.625% and transition additional loss absorbency requirements for a global systemically important bank (“G-SIB”) and domestic systemically important bank (“D-SIB”) of 0.25% and the sum of the risk weighted assets and each such ratio.

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2016, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

11. Earnings per common share

Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	365,873	379,558
Less: Net income attributable to preferred shareholders	1,441	—

Net income attributable to common shareholders	364,432	379,558

Effect of dilutive securities:
Convertible preferred stock	1,441	—

Net income attributable to common shareholders after assumed conversions	365,873	379,558

	Six months ended September 30,
	2015	2016
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,718,566	25,204,801

Effect of dilutive securities:
Convertible preferred stock (Note)	649,240	165,533
Stock options	18,467	11,997

Weighted average common shares after assumed conversions	25,386,273	25,382,331

	Six months ended September 30,
	2015	2016
	(in yen)
Amounts per common share:
Basic net income per common share	14.74	15.06

Diluted net income per common share	14.41	14.95

Note:	The number of common shares after assumed conversion of the convertible preferred stock is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

12. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Current tax expense	137,371	102,390
Deferred tax expense (benefit)	29,890	(27,875)

Total income tax expense	167,261	74,515

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2015 and 2016. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(86,790)	(21,562)
Less: reclassification adjustments	(34,567)	(38,351)

Total	(121,357)	(59,913)

Foreign currency translation adjustments:
Unrealized gains (losses)	—	(126)
Less: reclassification adjustments	—	—

Total	—	(126)

Pension liability adjustments:
Unrealized gains (losses)	(118)	239
Less: reclassification adjustments	(692)	87

Total	(810)	326

Total tax effect before allocation to noncontrolling interests	(122,167)	(59,713)

The statutory tax rates were 33.06% and 30.86% as of September 30, 2015 and 2016, respectively. The effective tax rates, 30.83% and 16.30% for the six months ended September 30, 2015 and 2016, respectively, differed from the statutory tax rates. The significant difference of the tax rates for the six months ended September 30, 2016 resulted mainly from the reversal of an outside basis difference related to foreign subsidiaries due to their organizational restructuring and was partially offset by an increase in the valuation allowance.

At September 30, 2016, the MHFG Group had net operating loss carryforwards totaling ¥1,613 billion.

The total amount of unrecognized tax benefits was ¥1,443 million at September 30, 2016, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A portion of unrecognized tax benefits at March 31, 2016 was resolved in the six months period ended September 30, 2016, of which the amount was immaterial. The amount of additional unrecognized tax benefits

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

13. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2015 and 2016:

	Six months ended September 30,
	2015	2016
	(in millions of yen)
Service cost-benefits earned during the period	17,803	22,219
Interest costs on projected benefit obligations	6,242	2,716
Expected return on plan assets	(20,177)	(17,860)
Amortization of prior service benefits	(97)	(97)
Amortization of net actuarial loss (gain)	(2,049)	385
Special termination benefits	2,212	1,744

Net periodic benefit cost	3,934	9,107

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2016, the total contribution of approximately ¥50 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2017. For the six months ended September 30, 2016, the total contribution of ¥25 billion has been paid to the pension plans. The additional contribution of ¥25 billion is expected to be paid during the remainder of the fiscal year ending March 31, 2017 for a total of ¥50 billion.

14. Derivative financial instruments

The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional and fair value amounts of derivative instruments

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2016 and September 30, 2016. The fair values of derivatives are presented on a gross basis and not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2016	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	1,066,252	—	11,522	—	11,269
Foreign exchange contracts	141,517	4	3,126	1	2,979
Equity-related contracts	3,115	18	152	—	140
Credit-related contracts	4,826	—	43	—	37
Other contracts	327	—	59	—	55

Total	1,216,037	22	14,902	1	14,480

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2016	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	986,753	—	13,767	—	13,339
Foreign exchange contracts	134,265	6	3,127	—	2,730
Equity-related contracts	3,982	16	137	—	152
Credit-related contracts	4,164	—	31	—	32
Other contracts	317	—	45	—	41

Total	1,129,481	22	17,107	—	16,294

Notes:

(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥885 billion and ¥716 billion at March 31, 2016, and ¥1,021 billion and ¥979 billion at September 30, 2016, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hedges

The MHFG Group primarily uses forward contracts to modify exposure to changes in the fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the differences between the spot and the forward prices from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item. The fair value adjustment is recognized in earnings upon the sale of the hedged item.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2015 and 2016:

	Gains (losses) recorded in income
Six months ended September 30, 2015	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	13,450	(14,798)	—	(1,348)

Total	13,450	(14,798)	—	(1,348)

	Gains (losses) recorded in income
Six months ended September 30, 2016	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	6,002	(7,807)	—	(1,805)

Total	6,002	(7,807)	—	(1,805)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2015 and 2016:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2015		2016
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	723	200	107,528	890

Total	723	200	107,528	890

Note:	No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2015 and 2016, respectively.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging the interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), CLO and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2015 and 2016:

	Gains (losses) recorded in income for six months ended September 30,
	2015	2016
	(in millions of yen)
Interest rate contracts	150,748	80,040
Foreign exchange contracts	(4,453)	11,173
Equity-related contracts (1)	10,268	11,049
Credit-related contracts (2)	(8,419)	(4,827)
Other contracts	451	564

Total	148,595	97,999

Notes:
(1)	The net gain (loss) excluded from the assessment of the effectiveness of fair value hedges is not included in the above table.
(2)	Amounts include the net gain (loss) of ¥3,531 million and ¥(5,698) million on the credit derivatives hedging the credit risk of loans during the six months ended September 30, 2015 and 2016, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2016 and September 30, 2016:

	March 31, 2016		September 30, 2016
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written:
Investment grade	1,603	14	1,678	23
Non-investment grade	763	1	414	3

Total	2,366	15	2,092	26

Credit protection purchased	2,592	(9)	2,225	(27)

Note:	The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB-, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2016 and September 30, 2016:

	Maximum payout/Notional amount
	March 31, 2016	September 30, 2016
	(in billions of yen)
One year or less	538	492
After one year through five years	1,729	1,336
After five years	99	264

Total	2,366	2,092

Note:	The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	790	815
Collateral provided to counterparties in normal course of business	746	775
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	44	40

15. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2016 and September 30, 2016. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2016	September 30, 2016
	(in billions of yen)
Performance guarantees	2,110	2,065
Guarantees on loans	297	252
Guarantees on securities	203	176
Other guarantees	1,571	1,559
Guarantees for the repayment of trust principal	1,141	433
Liabilities of trust accounts	12,747	13,828
Derivative financial instruments	15,792	15,264

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions of yen)
Investment grade	3,160	3,075
Non-investment grade	1,022	977

Total	4,182	4,052

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2016 and September 30, 2016:

	March 31, 2016	September 30, 2016
	(in billions of yen)
Commitments to extend credit (Note)	75,742	72,946
Commercial letters of credit	448	428

Total	76,190	73,374

Note:	Commitments to extend credit include commitments to invest in securities.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as the collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings in respect of the collateral and the subsidiary has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute because the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

16. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, and structured finance. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet assets and off-balance-sheet liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2016 and September 30, 2016:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2016	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,092	—	—
Asset-backed securitizations	579	205	13
Investments in securitization products	337	445	154
Investment funds	1,660	2,422	367
Trust arrangements and other	24	—	—

Total	4,692	3,072	534

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2016	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	1,860	—	—
Asset-backed securitizations	677	199	7
Investments in securitization products	336	445	154
Investment funds	1,726	3,589	523
Trust arrangements and other	23	—	—

Total	4,622	4,233	684

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2016 and September 30, 2016:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2016	September 30, 2016
	(in billions of yen)
Trading account assets	55	70
Investments	254	348
Loans	205	210

Total	514	628

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2016	September 30, 2016
	(in billions of yen)
Payables under securities lending transactions	27	27
Trading account liabilities	1	1

Total	28	28

Maximum exposure to loss (Note)	534	684

Note:	This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet exposures and off-balance-sheet liabilities such as undrawn commitments.

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.

The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidates VIEs, where the transactions are tailored by the third party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power

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to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

Investment funds

The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.

Prior to April 1, 2016, the Group determined that certain investment funds managed by the Group that had attributes of an investment company (or similar entity) qualified for the deferral from certain requirements of ASC 810 that originated from Statement of Financial Accounting Standards (“SFAS”) No.167 “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”). For these funds, the Group determined whether it was the primary beneficiary by evaluating whether it absorbed the majority of expected losses, received the majority of expected residual returns, or both.

On April 1, 2016, the Group adopted ASU No.2015-02 which eliminated the deferral. The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds.

Upon the adoption of ASU No.2015-02, the Group newly consolidated certain investment funds that had not been consolidated prior to April 1, 2016, which had the impact of increasing total assets primarily consisting of Trading account assets by ¥16 billion, and noncontrolling interests by ¥16 billion, respectively. On the other hand, the Group deconsolidated certain investment funds that had been consolidated prior to April 1, 2016, which had the impact of decreasing total assets by ¥54 billion, total liabilities by ¥27 billion, and noncontrolling interests by ¥27 billion, respectively. In addition, the Group determined that certain limited partnerships and similar entities that had been voting interest entities prior to April 1, 2016 were significant unconsolidated VIEs. The amounts relating to significant unconsolidated VIEs as of September 30, 2016 in the tables above include the amounts of these limited partnerships and similar entities.

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement,

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the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 15 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2016 and September 30, 2016.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests.

Securitization

The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC 860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.

For the six months ended September 30, 2015 and 2016, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2016 and September 30, 2016.

There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥243 billion and ¥64 billion as of March 31, 2016, and ¥224 billion and ¥48 billion as of September 30, 2016, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

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17. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established clear valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change

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in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management and/or the head of accounting, depending on the nature and characteristics of the change.

The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2016, there were no significant changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of foreign currency denominated securitization products such as RMBS, CMBS, and ABS are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

Among investment funds, exchange-traded funds (“ETF”) are generally classified in Level 1. Investment trusts and hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds and real estate funds are measured at the NAV per share and the Group does not have the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year period.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature

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of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

The fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO are generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In the rare instance where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.

Other investments, except for investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values are determined by incorporating the fair values of embedded derivatives that are primarily derived by using the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model used in determining the fair value of the embedded derivatives.

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Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2016 and September 30, 2016, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2016	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	2,272	31	—	2,303
Japanese local government bonds	—	79	—	79
U.S. Treasury bonds and federal agency securities	3,729	77	—	3,806
Other foreign government bonds	2,192	373	—	2,565
Agency mortgage-backed securities	995	563	—	1,558
Residential mortgage-backed securities	—	—	21	21
Commercial mortgage-backed securities	—	2	2	4
Certificates of deposit and commercial paper	—	881	—	881
Corporate bonds and other	9	1,693	720	2,422
Equity securities	758	62	21	841
Trading securities measured at net asset value (2)				617
Derivatives:
Interest rate contracts	97	11,396	29	11,522
Foreign exchange contracts	23	3,099	8	3,130
Equity-related contracts	46	95	29	170
Credit-related contracts	—	40	3	43
Other contracts	—	21	38	59
Available-for-sale securities:
Japanese government bonds	15,037	726	—	15,763
Japanese local government bonds	—	241	—	241
U.S. Treasury bonds and federal agency securities	438	—	—	438
Other foreign government bonds	352	590	—	942
Agency mortgage-backed securities	169	780	—	949
Residential mortgage-backed securities	—	87	123	210
Commercial mortgage-backed securities	—	—	187	187
Japanese corporate bonds and other debt securities	—	1,921	174	2,095
Foreign corporate bonds and other debt securities	—	739	108	847
Equity securities (marketable)	3,716	—	—	3,716
Available-for-sale securities measured at net asset value (2)				65
Other investments	—	—	42	42

Total assets measured at fair value on a recurring basis	29,833	23,496	1,505	55,516

Liabilities:
Trading securities sold, not yet purchased	2,482	148	—	2,630
Derivatives:
Interest rate contracts	98	11,168	3	11,269
Foreign exchange contracts	26	2,953	1	2,980
Equity-related contracts	60	56	24	140
Credit-related contracts	—	33	4	37
Other contracts	—	18	37	55
Long-term debt (3)	—	433	623	1,056

Total liabilities measured at fair value on a recurring basis	2,666	14,809	692	18,167

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September 30, 2016	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	2,404	17	—	2,421
Japanese local government bonds	—	51	—	51
U.S. Treasury bonds and federal agency securities	2,930	96	—	3,026
Other foreign government bonds	1,697	335	—	2,032
Agency mortgage-backed securities	1,381	572	—	1,953
Residential mortgage-backed securities	—	—	17	17
Commercial mortgage-backed securities	—	2	—	2
Certificates of deposit and commercial paper	—	617	—	617
Corporate bonds and other	5	1,303	976	2,284
Equity securities	767	60	18	845
Trading securities measured at net asset value (2)				576
Derivatives:
Interest rate contracts	70	13,672	25	13,767
Foreign exchange contracts	24	3,102	7	3,133
Equity-related contracts	42	90	21	153
Credit-related contracts	—	28	3	31
Other contracts	1	8	36	45
Available-for-sale securities:
Japanese government bonds	9,624	747	—	10,371
Japanese local government bonds	—	281	—	281
U.S. Treasury bonds and federal agency securities	904	—	—	904
Other foreign government bonds	374	555	—	929
Agency mortgage-backed securities	168	744	—	912
Residential mortgage-backed securities	—	69	100	169
Commercial mortgage-backed securities	—	—	198	198
Japanese corporate bonds and other debt securities	—	1,931	176	2,107
Foreign corporate bonds and other debt securities	—	688	107	795
Equity securities (marketable)	3,552	—	—	3,552
Available-for-sale securities measured at net asset value (2)				95
Other investments	—	—	37	37

Total assets measured at fair value on a recurring basis	23,943	24,968	1,721	51,303

Liabilities:
Trading securities sold, not yet purchased	2,422	253	1	2,676
Derivatives:
Interest rate contracts	73	13,263	3	13,339
Foreign exchange contracts	19	2,710	1	2,730
Equity-related contracts	62	59	31	152
Credit-related contracts	—	29	3	32
Other contracts	—	6	35	41
Long-term debt (3)	—	939	591	1,530

Total liabilities measured at fair value on a recurring basis	2,576	17,259	665	20,500

Notes:

(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2016 and September 30, 2016 were ¥30 billion and ¥28 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

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Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2015 and 2016:

Six months ended September 30, 2015	April 1, 2015	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2015	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Other foreign government bonds	—	—	(2)	—		—	—	1	(1)	—	—	—	—
Residential mortgage-backed securities	29	—	(2)	—		—	—	—	—	—	(5)	24	—
Commercial mortgage-backed securities	4	—	(2)	—		—	—	—	—	—	(1)	3	—
Corporate bonds and other	639	(4	) (2)	—		8	(20)	233	(88)	—	(40)	728	(5)
Equity securities	23	(2	) (2)	—		—	—	—	(1)	—	—	20	(2)
Derivatives, net (1):
Interest rate contracts	18	(6	) (2)	—		—	—	—	—	—	6	18	(5)
Foreign exchange contracts	8	4	(2)	—		—	—	—	—	—	(4)	8	(1)
Equity-related contracts	(14)	15	(2)	—		—	—	—	—	—	—	1	12
Credit-related contracts	(1)	—	(2)	—		—	—	—	—	—	1	—	—
Available-for-sale securities:
Residential mortgage-backed securities	166	—	(3)	—	(4)	—	—	—	(4)	—	(22)	140	—
Commercial mortgage-backed securities	169	—	(3)	—	(4)	—	—	56	(37)	—	(5)	183	—
Japanese corporate bonds and other debt securities	155	1	(3)	7	(4)	—	—	55	(3)	—	(23)	192	—
Foreign corporate bonds and other debt securities	85	1	(3)	(6	) (4)	23	—	37	—	—	(23)	117	—
Other investments	53	8	(3)	—		—	—	1	(19)	—	(2)	41	(7)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	587	27	(5)	—		1	(1)	—	—	160	(139)	581	27

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Six months ended September 30, 2016	April 1, 2016	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2016	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	21	—	(2)	—		—	—	—	—	—	(4)	17	—
Commercial mortgage-backed securities	2	—	(2)	—		—	—	—	—	—	(2)	—	—
Corporate bonds and other	720	(53	) (2)	—		280	(2)	343	(241)	—	(71)	976	(39)
Equity securities	21	4	(2)	—		—	—	—	(7)	—	—	18	4
Derivatives, net (1):
Interest rate contracts	26	(4	) (2)	—		—	—	—	—	—	—	22	(3)
Foreign exchange contracts	7	6	(2)	—		—	—	—	—	—	(7)	6	—
Equity-related contracts	5	(13	) (2)	—		—	—	—	—	—	(2)	(10)	(19)
Credit-related contracts	(1)	1	(2)	—		—	—	—	—	—	—	—	—
Other contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	123	—	(3)	—	(4)	—	—	—	(1)	—	(22)	100	—
Commercial mortgage-backed securities	187	—	(3)	—	(4)	—	—	20	—	—	(9)	198	—
Japanese corporate bonds and other debt securities	174	—	(3)	22	(4)	—	—	1	(4)	—	(17)	176	—
Foreign corporate bonds and other debt securities	108	1	(3)	(7	) (4)	—	—	10	—	—	(5)	107	—
Other investments	42	(3	) (3)	—		—	—	11	—	—	(13)	37	(1)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		1	—	(32)	32	—	—	1	—
Long-term debt	623	9	(5)	—		—	(12)	—	—	147	(158)	591	5

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2015 and 2016.

Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2015, the transfers into Level 3 included ¥8 billion of Trading securities, ¥23 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the six months ended September 30, 2015, the transfers out of Level 3 included ¥20 billion of Trading securities and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

During the six months ended September 30, 2016, the transfers into Level 3 included ¥280 billion of Trading securities and ¥1 billion of Trading securities sold, not yet purchased. Transfers into Level 3 for Trading securities and Trading securities sold, not yet purchased were primarily due to decreased liquidity for certain Japanese and foreign corporate bonds. During the six months ended September 30, 2016, the transfers out of Level 3 included ¥2 billion of Trading securities and ¥12 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese and foreign corporate bonds. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2016 and September 30, 2016:

March 31, 2016

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	144	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	3% - 19% 0% - 2% 100% - 100% 13bps - 180bps	7% 0% 100% 60bps

Commercial mortgage-backed securities	189	Discounted cash flow Price-based	Discount margin	6bps - 580bps	37bps

Corporate bonds and other debt securities	1,002	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	0% - 21% 0% - 2% 60% - 69% 11bps - 1,115bps 10bps - 3,850bps	19% 2% 68% 151bps 454bps

Derivatives, net:
Interest rate contracts	26	Internal valuation model (3)	IR – IR correlation Default rate (4)	32% - 100% 0% - 63%

Foreign exchange contracts	7	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	5% - 50% 54% - 54% 0% - 63%

Equity-related contracts	5	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	30% - 30% 55% - 55% 10% - 40%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate Credit correlation	0% - 42% 29% - 100%

Long-term debt	623	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	32% - 100% 5% - 50% 54% - 54% 30% - 30% 55% - 55% 18% - 100% 14% - 39% 0% - 5% 28% - 100%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

September 30, 2016

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Weighted average (5)
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	117	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	3% - 19% 0% - 2% 100% - 100% 15bps - 170bps	7% 0% 100% 59bps

Commercial mortgage-backed securities	198	Discounted cash flow Price-based	Discount margin	4bps - 184bps	30bps

Corporate bonds and other debt securities	1,259	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1)	14% - 23% 1% - 2% 60% - 69% 13bps - 1,109bps	22% 2% 68% 133bps
			Discount margin (2)	-32bps - 2,987bps	422bps

Derivatives, net:
Interest rate contracts	22	Internal valuation model (3)	IR – IR correlation Default rate (4)	23% - 100% 0% - 63%

Foreign exchange contracts	6	Internal valuation model (3)	FX – IR correlation FX – FX correlation Default rate (4)	1% - 50% 55% - 55% 0% - 63%

Equity-related contracts	(10)	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	25% - 25% 55% - 55% 6% - 48%

Credit-related contracts	—	Internal valuation model (3)	Default rate Credit correlation	0% - 59% 28% - 100%

Long-term debt	591	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 1% - 50% 55% - 55% 25% - 25% 55% - 55% 18% - 100% 7% - 42% 0% - 3% 34% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Weighted averages are calculated by weighting each input by the relative fair value of the respective financial instruments.
IR =	Interest rate
FX =	Foreign exchange

Sensitivity to unobservable inputs and interrelationship between unobservable inputs

The following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.

(1) Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.

(3) Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.

(4) Discount margin

The discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2016 and September 30, 2016:

March 31, 2016	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	124	—	—	124	197
Loans held-for-sale	13	—	7	6	14
Other investments	1	—	—	1	2
Premises and equipment—net	—	—	—	—	1
Goodwill	—	—	—	—	6

Total assets measured at fair value on a nonrecurring basis	138	—	7	131	220

September 30, 2016	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	118	—	—	118	185
Loans held-for-sale	4	—	4	—	4
Other investments	5	4	—	1	9

Total assets measured at fair value on a nonrecurring basis	127	4	4	119	198

Loans in the table above have been impaired and measured based upon the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable equity securities, which include non-marketable equity method investments, are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable equity securities, they are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

Goodwill in the table above is entirely related to Banco Mizuho do Brasil S.A. reporting unit. Due to the decline in the fair value of the reporting unit, the carrying amount of the goodwill was reduced to its fair value which is based on market approach and an impairment loss was recognized. As the determination of the fair value of the goodwill required significant management judgment and estimation, it is classified as Level 3.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option in accordance with ASC 825, “Financial Instruments” (“ASC 825”), the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while the changes in fair value caused by foreign exchange fluctuations of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for these securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥20 billion and ¥22 billion at March 31, 2016 and September 30, 2016, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes of ¥28 billion and ¥2 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income (expenses) for the six months ended September 30, 2015 and 2016, respectively.

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

Investments

The fair value of held-to-maturity securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale securities aforementioned in this Note. The fair value of other equity interests, which primarily comprises non-marketable equity securities, is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥313 billion and ¥301 billion at March 31, 2016 and September 30, 2016, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Other short-term borrowings

The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities”.

The fair value of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2016 and September 30, 2016.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2016 and September 30, 2016, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments—Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 840, “Leases” (“ASC 840”) :

	March 31, 2016
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	48,757	48,757	923	47,834	—
Investments	4,819	4,873	4,873	—	—
Loans, net of allowance for loan losses (Note)	77,040	78,241	—	—	78,241
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	39,908	39,908	17,223	22,685	—
Interest-bearing deposits	100,228	100,234	46,207	54,027	—
Due to trust accounts	4,467	4,467	—	4,467	—
Other short-term borrowings	2,080	2,080	—	2,080	—
Long-term debt	13,691	13,863	—	12,969	894

	September 30, 2016
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	56,658	56,658	942	55,716	—
Investments	4,260	4,318	4,318	—	—
Loans, net of allowance for loan losses (Note)	75,821	76,945	—	—	76,945
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	39,580	39,580	17,948	21,632	—
Interest-bearing deposits	101,793	101,803	47,587	54,216	—
Due to trust accounts	3,425	3,425	—	3,425	—
Other short-term borrowings	1,556	1,556	—	1,556	—
Long-term debt	13,709	13,865	—	12,950	915

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2016 and September 30, 2016. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amounts
	(in billions of yen)
March 31, 2016
Assets (1):
Derivatives	14,130	—	14,130	(12,167)	(599)	1,364
Receivables under resale agreements	7,490	—	7,490	(7,461)	—	29
Receivables under securities borrowing transactions	3,327	—	3,327	(3,318)	—	9

Total	24,947	—	24,947	(22,946)	(599)	1,402

Liabilities (1):
Derivatives	13,652	—	13,652	(12,043)	(748)	861
Payables under repurchase agreements	16,507	—	16,507	(16,464)	—	43
Payables under securities lending transactions	2,538	—	2,538	(2,531)	—	7

Total	32,697	—	32,697	(31,038)	(748)	911

September 30, 2016
Assets (1):
Derivatives	15,916	—	15,916	(13,562)	(709)	1,645
Receivables under resale agreements	9,068	—	9,068	(9,028)	—	40
Receivables under securities borrowing transactions	3,060	—	3,060	(3,046)	—	14

Total	28,044	—	28,044	(25,636)	(709)	1,699

Liabilities (1):
Derivatives	15,152	—	15,152	(13,471)	(910)	771
Payables under repurchase agreements	17,250	—	17,250	(17,142)	—	108
Payables under securities lending transactions	1,188	—	1,188	(1,180)	—	8

Total	33,590	—	33,590	(31,793)	(910)	887

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2016 and September 30, 2016:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total
	(in billions of yen)
March 31, 2016
Repurchase agreements	6,289	6,125	3,582	837	16,833
Securities lending transactions	1,909	700	—	236	2,845

Total	8,198	6,825	3,582	1,073	19,678

September 30, 2016
Repurchase agreements	327	12,847	3,362	1,203	17,739
Securities lending transactions	182	1,133	—	220	1,535

Total	509	13,980	3,362	1,423	19,274

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2016 and September 30, 2016:

	Repurchase agreements	Securities lending transactions
	(in billions of yen)
March 31, 2016
Japanese government bonds and Japanese local government bonds	532	1,891
Foreign government bonds and foreign agency mortgage-backed securities	15,781	700
Commercial paper and corporate bonds	221	27
Equity securities	141	185
Other	158	42

Total (Note)	16,833	2,845

September 30, 2016
Japanese government bonds and Japanese local government bonds	634	717
Foreign government bonds and foreign agency mortgage-backed securities	16,087	579
Commercial paper and corporate bonds	486	29
Equity securities	380	182
Other	152	28

Total (Note)	17,739	1,535

Note:	Amounts exceeded the gross amounts recognized in Note 18 “Offsetting of financial assets and financial liabilities” by ¥633 billion and ¥836 billion, at March 31, 2016 and September 30, 2016, respectively, which excluded the amounts relating to master netting agreements or similar agreements where the MHFG Group did not have the legal right of set-off or where uncertainty exists as to the enforceability.

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a daily basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.

20. Business segment information

The MHFG Group has introduced an in-house company system based on its diverse customer segments as of April 2016. The aim of this system is to leverage the Group’s strengths and competitive advantage, which is the seamless integration of the Group’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments.

In line with the aforementioned system, the reportable segments have been changed from those based on the relevant principal consolidated subsidiaries to the five in-house companies. The services that each in-house company is in charge of are as follows.

Retail & Business Banking Company

This company provides financial services for individual customers, small and medium-sized enterprises and middle market firms in Japan.

Corporate & Institutional Company

This company provides financial services for large corporations, financial institutions and public corporations in Japan.

Global Corporate Company

This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

Global Markets Company

This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.

Asset Management Company

This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of each business segment’s net business profits with income before income tax expense under U.S. GAAP.

Management does not use information on business segment’s assets to allocate resources and assess performance and has not prepared information on the segment’s assets. Accordingly, information on the segment’s assets is not available.

	MHFG (Consolidated)
Six months ended September 30, 2015 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits	332.1	209.5	204.8	332.3	26.6	26.5	1,131.8
General and administrative expenses	331.1	91.3	111.6	88.5	15.0	34.8	672.3
Others	—	—	—	—	—	(12.8)	(12.8)

Net business profits (losses) (2)	1.0	118.2	93.2	243.8	11.6	(21.1)	446.7

	MHFG (Consolidated)
Six months ended September 30, 2016	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (3)	Total
	(in billions of yen)
Gross profits	310.8	223.2	192.7	334.3	24.5	4.2	1,089.7
General and administrative expenses	338.8	92.9	115.5	94.6	15.0	23.7	680.5
Others	—	—	—	—	—	(6.0)	(6.0)

Net business profits (losses) (2)	(28.0)	130.3	77.2	239.7	9.5	(25.5)	403.2

Notes:

(1)	Following the introduction of an in-house company system based on customer segments in April 2016, segment information for the earlier period was restated to reflect the relevant changes.
(2)	Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses. Measurement of net business profits is required for regulatory reporting to the Financial Services Agency.
(3)	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.

Reconciliation

As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

impracticable to present reconciliations of all the business segment’s information, other than net business profits, to the corresponding items in the accompanying consolidated statements of income. A reconciliation of total net business profits under the internal management reporting systems for the six months ended September 30, 2015 and 2016 presented above to income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2015	2016
	(in billions of yen)
Net business profits	446.7	403.2

U.S. GAAP adjustments	(67.6)	14.8
(Provision) credit for loan losses	(3.0)	(0.6)
Net gains (losses) related to equity investments	122.6	64.5
Non-recurring personnel expense	(0.8)	(4.7)
Gains on disposal of premises and equipment	8.8	3.5
(Provision) credit for losses on off-balance-sheet instruments	9.3	7.9
Others—net	26.5	(31.3)

Income before income tax expense	542.5	457.3

21. Subsequent events

Integration among asset management companies

On October 1, 2016, DIAM Co., Ltd. (“DIAM”), MHTB, Mizuho Asset Management Co., Ltd. (“MHAM”) and Shinko Asset Management Co., Ltd. (“Shinko Asset Management”) (collectively, the “Integrating Companies”) integrated their asset management functions pursuant to an integration agreement signed on July 13, 2016. The integration was implemented through the following steps: (i) a merger between MHAM as surviving company and Shinko Asset Management as absorbed company; (ii) a company split between MHTB and MHAM (after the merger in (i) above) as successor company whereby rights and obligations attributed to Asset Management Division of MHTB were transferred to MHAM; and (iii) a merger between DIAM as surviving company and MHAM as absorbed company. After the integration, DIAM was renamed Asset Management One Co., Ltd. (“Asset Management One”).

As of September 30, 2016, MHAM was a wholly-owned subsidiary of MHFG and DIAM was an equity method affiliate of the MHFG Group which owned 50.0% of the voting equity interests. On October 1, 2016, MHFG exchanged 30.0% of the voting equity interests in MHAM (after the split in (ii) above) for voting equity interests and non-voting equity interests in DIAM. As a result of the exchange, MHFG acquired 51.0% of the voting rights and 70.0% of the economic interests in Asset Management One, which became a consolidated subsidiary of the Group.

Based on the strong commitment of MHFG and Dai-ichi Life Holdings, Inc. (“Dai-ichi Life”) to strengthen and develop their respective asset management businesses, Asset Management One aims to achieve significant development as a global asset management company, providing its customers with high-quality solutions by combining the asset management-related knowledge and experience accumulated and developed by each of the Integrating Companies over many years, and by taking full advantage of collaboration with both the MHFG Group and the Dai-ichi Life group. The MHFG Group recognized goodwill at the acquisition date, but has not completed the assignment of the goodwill to the reportable segment(s). None of the goodwill recognized is expected to be deductible for tax purposes.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes the consideration paid for DIAM. Since the MHFG Group is currently calculating the amounts recognized at the acquisition date for each major class of acquired assets and assumed liabilities as well as the fair value at the acquisition date of the noncontrolling interest in DIAM, such information could not be included in the consolidated financial statements. There were no material acquisition-related costs that were recognized separately from the acquisitions of the assets and the assumptions of the liabilities.

At October 1, 2016
(in billions of yen)
Consideration
Equity instruments (1,038,408 common shares of MHAM)	29

Fair value of total consideration transferred	29
Fair value of equity interests in DIAM held by MHFG before the business combination	72

101

The fair value of equity interests in DIAM held by MHFG before the business combination (¥72 billion) and the fair value of the 1,038,408 common shares of MHAM as the consideration paid for DIAM (¥29 billion) were determined with reference to an independent third-party appraisal by applying the income approach and the market approach. The income approach was based on discounted future cash flows of DIAM and MHAM and the market approach was based on market values, earnings and revenues of public companies comparable to DIAM and MHAM.

On October 1, 2016, the MHFG Group recognized a gain of ¥56 billion as a result of remeasuring to fair value its 50.0% of the voting equity interests in DIAM held before the business combination. The gain is not included in the Group’s consolidated statements of income for the six months ended September 30, 2016. It will be included in Other noninterest income for the fiscal year ending March 31, 2017.

Other than the gain of ¥56 billion described above, the revenue and earnings of the MHFG Group would not have differed significantly from those reported in the consolidated statements of income for the six months ended September 30, 2015 and 2016 if the business combination had occurred as of the beginning of the periods.

Review Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We have reviewed the consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for the six months ended September 30, 2016 and 2015. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as of March 31, 2016, and the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended (not presented herein) and we expressed an unqualified opinion on those consolidated financial statements in our report dated July 21, 2016. In our opinion, the accompanying consolidated balance sheet as of March 31, 2016, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ Ernst & Young ShinNihon LLC

Tokyo, Japan

January 13, 2017

Exhibit 15

January 13, 2017

The Board of Directors and Shareholders

of Mizuho Financial Group, Inc.

We are aware of the incorporation by reference in the Registration Statement (Form F-3 No. 333-213187) of Mizuho Financial Group, Inc. of our report dated January 13, 2017 relating to the unaudited interim consolidated financial statements of Mizuho Financial Group, Inc. as of September 30, 2016 and for the six months ended September 30, 2016 that are included in its Form 6-K dated January 13, 2017.

/s/ Ernst & Young ShinNihon LLC